Exhibit 99.1
SAP INTERIM REPORT
January – June 2009

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INTRODUCTORY NOTES
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Half Year Financial Report (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRC) endorsed by the European Union (EU) on June 30, 2009. The “Additional Financial Information” section provides financial information in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP), non-GAAP and non-IFRS financial information, and explanations about the significant differences between U.S. GAAP and IFRS and their effect on the SAP Group.
This interim group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half year financial report, and comprises the interim review of SAP group operations, condensed interim consolidated financial statements, and the declaration of the SAP Executive Board in accordance with the German Securities Trading Act, section 37w (2).
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.
The U.S. GAAP and non-GAAP financial data in the “Additional Financial Information” section is unchanged from our press release of July 29, 2009.

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INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: economic conditions in general and trends in our business, particularly the current global economic crisis, the general global economic uncertainty, and any further deterioration of current conditions; claims and lawsuits against us; our ability to use intellectual property; the success of our new SAP Enterprise Support services; and other risks and uncertainties. We describe these risks and uncertainties in the Risk Factors and Risk Management section of our Annual Report 2008. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to IFRS 7 and related statements in Note 12 in the IFRS Interim Consolidated Financial Statements, our outlook guidance, and other forward-looking information appearing in other parts of this interim report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this review. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.
NON-IFRS-BASED FINANCIAL INFORMATION
We show and explain the reconciliation from IFRS measures to U.S. GAAP measures and to non-GAAP and non-IFRS measures in the “Additional Financial Information” section.
MARKET DEVELOPMENT IN THE FIRST HALF YEAR 2009
GLOBAL ECONOMY
The International Monetary Fund (IMF) reports that the global economy remains in the deepest post-World War II recession, inflicted by a massive financial crisis and loss of confidence. However, the IMF also adds that the rate of contraction in global output was not as severe in the second quarter of 2009 as it was in the previous quarters.
The Organisation for Economic Co-Operation and Development (OECD) sees this as the first sign of a recovery, and in June it revised its projections upward for the current year compared with its March predictions. In contrast, the European Central Bank (ECB) does not believe that the beginning of a firm recovery will begin in 2009.
In the Europe, Middle East, and Africa region, the crisis once again affected the euro area most seriously. According to the IMF, the 2008 economic contraction in Europe has continued into 2009. In addition to the drop in global demand, this was primarily caused by the crisis in the financial markets in the euro area countries. In Germany, the fall in output actually accelerated in the first half of the year, according to the OECD. The Middle East and Africa are both suffering from lower oil and commodity prices, but the Middle Eastern petroleum-exporting countries are using financial reserves to finance government spending plans.
The IMF analysis of the Americas region describes the United States as the “epicenter of the crisis.” Here, the economy suffered a particularly severe contraction. However, the IMF now sees the first indications of an improvement in the situation thanks to extensive government stimulus spending. In contrast, the effect of the crisis in Latin America remains strong, according to the IMF: Government measures have so far been unable to absorb the declines in export volumes, weak commodity prices, and tight external financing conditions.
Finally, the recession shows no sign of easing in the Asia Pacific Japan (APJ) region. According to the IMF, Japan has been the worst affected of all the countries. Thanks to strong domestic demand,

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however, China and India have continued to achieve growth, although the rate of growth has slowed.
THE IT MARKET
The United States-based market research institute International Data Corporation (IDC) reported that in the second quarter of 2009 the global economic crisis had an increasingly strong impact on the IT market: Both businesses and consumers continued to delay purchases of new IT equipment and software or favored lower-priced products or configurations. Consequently, the pressure on IT market prices continued in the second quarter as it had in the first quarter, especially in the hardware segment.
The effects of the economic crisis were felt keenly in the EMEA region. In central and eastern Europe in particular, customers postponed their IT investments due to the difficult economic situation. IDC also reported that Russia was particularly affected in the second quarter of 2009. The flight of international capital and the decline in oil prices have proven especially detrimental here. IDC’s analyses also indicated a continuation of the downward trend of IT market in Germany.
The same was true for the Americas region. In the United States, the government initiated extensive stimulus spending. IDC reports, however, that this spending had little impact on the IT demand in the second quarter of 2009. In Latin America, the price of imported products has risen due to weakened local currencies. Nonetheless domestic consumers did make at least minimal investments and, measured in local currencies, spending on IT actually increased, according to IDC. This did not apply to IT services, which are less affected by exchange rate changes since they are mainly provided by domestic companies.
The trends experienced in the first quarter also continued in the APJ region. While IT expenditure in the emerging markets, particularly India and China, grew at a slower rate than in previous years in direct response to the global economic crisis, a significant decline was once again felt in export-oriented countries, especially Japan.
CONTRIBUTION OF THE SECOND QUARTER AND THE FIRST HALF YEAR 2009 TO THE OPERATIONAL TARGETS
(NON-GAAP)
Key Figures — SAP Group Second Quarter 2009 (Non-GAAP)

	Q2	Q2
In € millions, unless otherwise stated	2009	2008	Change	Change in %
Non-GAAP software and software-related service revenue (constant currency)	1,902	2,113	-211	-10
Non-GAAP total revenue (constant currency)	2,507	2,910	-403	-14
Non-GAAP operating income (constant currency)	699	711	-12	-2
Non-GAAP operating margin in % (constant currency)	27.9	24.4	3.5 pp	14
Non-GAAP EPS attributable to shareholders of SAP AG — basic in €	0.40	0.41	-0.01	-2
Key Figures — SAP Group First Half Year 2009 (Non-GAAP)

	H1	H1
€ millions, unless otherwise stated	2009	2008	Change	Change in %
Non-GAAP software and software-related service revenue (constant currency)	3,621	3,896	-275	-7
Non-GAAP total revenue (constant currency)	4,869	5,417	-548	-10
Non-GAAP operating income (constant currency)	1,106	1,200	-94	-8
Non-GAAP operating margin in % (constant currency)	22.7	22.2	0.5 pp	2
Non-GAAP EPS attributable to shareholders of SAP AG — basic in €	0.62	0.70	-0.08	-11
Operational Target for 2009 (Non-GAAP)
We expressed our operating targets for 2009 in non-GAAP terms derived from U.S. GAAP measures. For this reason, the following review discusses the achievement of our non-GAAP financial measures. For a reconciliation and explanation of our U.S. GAAP and non-GAAP financial measures see the “Additional Financial Information” section.
In April 2009, we reaffirmed our outlook of the beginning of 2009, targeting our 2009 non-GAAP operating margin, which excludes a nonrecurring

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deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 24.5% to 25.5% at constant currencies. That included nonrecurring restructuring costs of between €200 million and €300 million that we expected to incur as we reduce our workforce and that we expect will negatively impact our non-GAAP operating margin by approximately 2 to 3 percentage points.
The operating margin (non-GAAP) increased in the second quarter of 2009 compared to the prior year’s second quarter by 3.3 percentage points to 27.7% (Q2 2008: 24.4%). The operating margin (non-GAAP) increased at constant currencies by 3.5 percentage points to 27.9%. The operating margin (non-GAAP) increased in first half of 2009 compared to the prior year’s first half year by 0.4 percentage points to 22.6% (2008: 22.2%). This includes nonrecurring restructuring expenses in connection with the reduction of our workforce, which negatively impacted the operating margin (non-GAAP) by 3.3 percentage points. The operating margin (non-GAAP) increased at constant currencies by 0.5 percentage points to 22.7%.
Our 2009 non-GAAP operating margin outlook was based on the assumption that our 2009 non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects, will decline not more than 1% at constant currencies (2008: €8,623 million).
In the second quarter of 2009, our software and software-related service revenue declined by 8% to €1,953 million compared to the second quarter of 2008 (2008: €2,113 million). Excluding currency effects our software and software-related service revenue decreased by 10% to €1,902 million. In the first half of 2009, our software and software-related service revenue, which excludes a nonrecurring deferred support revenue write-down of €11 million from the acquisition of Business Objects, declined by 5% to €3,706 million compared to the first half of 2008 (2008: €3,896 million). Excluding currency effects our software and software-related service revenue decreased by 7% to €3,621 million.
Due to the development of revenues and results in the first half of 2009 and the improved visibility of our expected future development we changed our outlook and particularly increased our expectations of our non-GAAP operating margin, which excludes a nonrecurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, from the range of 24.5% to 25.5% to a range of 25.5% to 27.0% at constant currencies. For details regarding the changed outlook, see the section “Future Development of SAP”.

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BUSINESS IN THE SECOND QUARTER 2009 (IFRS)
Key Figures — SAP Group Second Quarter 2009 (IFRS)

	Q2	Q2
In € millions, unless otherwise stated	2009	2008	Change	Change in %
Software revenue	543	898	-355	-40
Support revenue	1,337	1,101	236	21
Software and software-related service revenue	1,953	2,064	-111	-5
Total revenue	2,576	2,861	-285	-10
Operating profit	641	549	92	17
Operating margin in %	24.9	19.2	5.7 Pp	30
Profit before income taxes	596	555	41	7
Profit after income taxes	426	382	44	12
Employees, full-time equivalents (June 30)	48,567	51,602	-3,035	-6
Days of sales outstanding (June 30)	77	68	9	13
EPS attributable to shareholders of SAP AG — basic in €	0.36	0.32	0.04	13
In the sections that follow, our revenues, expenses, income, and financial position are discussed in detail only in terms of IFRS measures, so the numbers are not explicitly identified as IFRS measures.
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were €1,953 million (2008: €2,064 million), a decrease of 5%.
Total revenues were €2,576 million (2008: €2,861 million), a decrease of 10%.
Software revenues were €543 million (2008: €898 million), a decrease of 40%. The decrease is the result of the difficult operating environment worldwide due to the continued global economic downturn, and the comparison to the second quarter of 2008, which was prior to the economic crisis that disrupted the global markets and our company in the third quarter of 2008. Software revenues of the same period of 2008 already included revenues from our subsidiary Business Objects, which we acquired at the beginning of 2008.
In the second quarter of 2009, we concluded major contracts in several key regions including the Federal Interior Ministry of Rheinland-Pfalz, Germany, Group Danone, Shoosmiths, and Statoil ASA in EMEA; Baker Hughes, Boston University, and Confederação SICREDI in Americas; and China Export & Credit Insurance Company, Commonwealth Bank of Australia, Ministry of Finance, Singapore, and Tata Teleservices Ltd in Asia Pacific Japan.
Operating Results (IFRS)
Our operating income was €641 million (2008: €549 million), an increase of 17%. This operating income was negatively impacted by restructuring expenses of €17 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009.
Our operating margin was 24.9% (2008: 19.2%), an increase of 5.7 percentage points. The €17 million in restructuring expenses negatively impacted the operating margin by 0.7 percentage points.
The profit after income taxes was €426 million (2008: €382 million), an increase of 12%. The profit after income taxes was also negatively impacted by restructuring expenses.
The basic earnings per share attributable to shareholders of SAP AG were €0.36 (2008: €0.32), an increase of 13%. There was no material impact to the basic earnings per share resulting from restructuring expenses.
The effective tax rate in the second quarter of 2009 was 28.5% (2008: 31.2%). The decrease mainly results from one-time effects, from reductions of tax rates abroad, and from the positive business development in several countries with tax rates below our combined corporate tax rate.

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BUSINESS IN THE FIRST HALF YEAR 2009 (IFRS)
Key figures — SAP Group first half year 2009 (IFRS)

	H1	H1
€ millions, unless otherwise stated	2009	2008	Change	Change in %
Software revenue	962	1,520	-558	-37
Support revenue	2,589	2,164	425	20
Software and software-related service revenue	3,695	3,804	-109	-3
Total revenue	4,974	5,324	-350	-7
Operating profit	948	908	40	4
Operating margin in %	19.1	17.1	2.0 Pp	12
Profit before income taxes	883	911	-28	-3
Profit after income taxes	622	630	-8	-1
EPS attributable to shareholders of SAP AG — basic in €	0.52	0.53	-0.01	-2
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were €3,695 million (2008: €3,804 million), a decrease of 3%.
Total revenues were €4,974 million (2008: €5,324 million), a decrease of 7%.
Software revenues were €962 million (2008: €1,520 million), a decrease of 37%.
Operating Results (IFRS)
Our operating income was €948 million (2008: €908 million), an increase of 4%. The operating income was negatively impacted by restructuring expenses of €183 million resulting from the previously announced reduction of positions, which are expected to be €200 million for 2009.
Our operating margin was 19.1% (2008: 17.1%), an increase of 2.0 percentage points. The €183 million in restructuring expenses negatively impacted the operating margin by 3.7 percentage points.
The profit after income taxes was €622 million (2008: €630 million), an increase of 1%. The profit after income taxes was also negatively impacted by restructuring expenses.
The basic earnings per share attributable to shareholders of SAP AG were €0.52 (2008: €0.53), a decrease of 2%. The restructuring expenses negatively impacted the basic earnings per share from continuing operations by €0.11.
The effective tax rate in the first half year of 2009 was 29.6% (2008: 30.8%). The decrease mainly results from one-time effects, from reductions of tax rates abroad and from the positive business development in several countries with tax rates below our combined corporate tax rate.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first six months 2009 was €1,823 million (2009: €1,359 million).
On June 30, 2009, our group liquidity, comprising cash and cash equivalents in the amount of €2,717 million (December 31, 2008: €1.277 million), restricted cash in the amount of €1 million (December 31, 2008: €3 million) and short-term investments in the amount of €725 million (December 31, 2008: €382 million), totaled €3,443 million (December 31, 2008: €1,622 million). This increase in comparison to December 31, 2008, was primarily due to a positive operating cash flow.
Total assets stood at €14,939 million on June 30, 2009, an increase of 7% from €13,900 million on December 31, 2008. The increase of total assets resulted among other things from the placement of a “Schuldschein” (private placement transaction) in the amount of approximately €700 million on the euro denominated capital markets in first half year of 2009 increasing our group liquidity and liabilities.
RESEARCH AND DEVELOPMENT, PRODUCTS (IFRS)
Research and development (R&D) expenses decreased by 11% to €738 million in the first six months of 2009 compared to €826 million of the first six months of 2009. This decrease is mainly due to lower expenses for externally procured development services and lower travel expenses. Underscoring our commitment to development, the amount we spent on

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R&D as a percentage of total revenue in the first six months of 2009 was 15%, slightly lower than the prior year level (2008: 16%). The high R&D quotient reflects our engagement in development. The number of full-time equivalent (FTE ) employees working in development teams declined as of June 30, 2009 compared to June, 30 2008 by 1% to 15,062 (June 30, 2008: 15,148; December 31, 2008: 15,547).
Our research, development, and product efforts were rewarded with the following achievements:
In February, SAP and Landis+Gyr, one of the world’s premier metering solutions providers, announced the signing of a software development cooperation agreement for the integration of Landis+Gyr’s advanced metering infrastructure with the SAP for Utilities solution portfolio using enterprise services. The integration will enable certain end-to-end business processes — from the meter to the business applications — and deliver a new level of transparency and availability of energy data that can enable higher process and energy efficiency for energy utilities.
Also in February, we unveiled SAP Business Suite 7 software, our next-generation software suite that helps businesses to optimize their performance and reduce IT cost. SAP Business Suite is designed to ease upgrades and help customers reduce IT costs with enhancement packages, gain stronger insights with select analytics capabilities from the SAP BusinessObjects portfolio, and achieve end-to-end process excellence through the modular deployment of industry best practices and service-oriented architecture (SOA). In May, we announced the general availability to customers worldwide of SAP Business Suite 7.
In mid-February we announced the availability of SAP BusinessObjects XBRL Publishing application by UBmatrix, a new eXtensible Business Reporting Language (XBRL) application that enables customers to communicate financial and business information, which is required by authorities such as the Securities and Exchange Commission (SEC) in the United States and HM Revenue & Customs in the United Kingdom.
In March, we announced that we will integrate pre-configured SAP BusinessObjects solutions into SAP Business All-in-One solutions. As part of these enhancements, business intelligence functionality from the SAP BusinessObjects portfolio is intended to be included in SAP Business All-in-One, providing customers with instant access to trusted and timely data.
Also in March, we announced we will collaborate with Intel to optimize SAP Business One applications on Intel Xeon Processor-based systems to enable small businesses to lower cost by achieving faster time to value of their IT investments. SAP and Intel intend to encourage original equipment manufacturers (OEM) and solution providers to create industry-specific bundles to leverage the results of this collaboration.
SAP and Sybase, an industry leader in delivering enterprise and mobile software, in March announced a partnership centered around co-innovation that will change how users access critical business information anytime, anywhere. The two companies are co-innovating and collaborating to deliver the new SAP Business Suite software for the first time to iPhone, Windows Mobile, BlackBerry, and other devices by integrating it with Sybase’s industry-leading mobile enterprise application platform.
In mid-March, we announced a new version of the SAP BusinessObjects Global Trade Services application, part of the SAP BusinessObjects governance, risk, and compliance (GRC) family of solutions. Combined with the SAP BusinessObjects Risk Management application, also an SAP BusinessObjects GRC solution, the new application automates regulatory compliance across numerous trade processes such as logistics and order fulfilment, helping customers to identify and mitigate supply chain risk easily, quickly, and effectively.
At the end of April, SAP and the SAP User Group Executive Network (SUGEN) announced an agreement on a defined list of key performance indicators that will be used to measure the success of SAP Enterprise Support services. Also announced was the rollout of a joint benchmarking program that will use key performance indicators to define and measure how SAP customers derive value from SAP Enterprise Support. We agreed to postpone the subsequent price increase schedule for SAP Enterprise Support until the targeted improvements measured by a specific SUGEN KPI Index are met.
In May, we announced SAP BusinessObjects Explorer, which we believe is groundbreaking new software that brings together search and navigation capabilities from the SAP BusinessObjects portfolio with SAP NetWeaver Business Warehouse Accelerator software, enabling customers to navigate mountains of business data at the speed of thought and giving them a clear view across their organizations.
In June, we announced the first details of our on-demand strategy for large enterprises. Dedicated to

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our installed customer base, on-demand software for large enterprises from SAP is planned to consist of function-specific software applications, available by subscription, which plug directly into a customer’s on-site SAP Business Suite software.
“Our robust business model provides us the ability to continue to innovate, which we believe is the foundation for future growth. I am excited about the new products that we are delivering to our customers, solutions that provide them more transparency and clarity into their businesses, which are especially crucial in times like these.”, said Léo Apotheker, CEO of SAP.

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EMPLOYEES
At the end of January 2009, we announced our intention to reduce our workforce from 51,544 to 48,500 positions worldwide by the end of 2009 to enable SAP to adapt its size to today’s market conditions and the effects of the global recession. Accordingly, in the first half year of 2009, SAP reduced the workforce by 2,977 full-time equivalents. At the end of the second quarter of 2009, our total worldwide headcount was 48,567 (June 30, 2008: 51,602, December 31, 2008: 51,544). Thereof six full-time equivalents derive from our subsidiary TomorrowNow, whose operations were wound down in the fourth quarter of 2008 (June 30, 2008: 155, December 31, 2008: 8). Of those 48,567 employees, 15,286 were based in Germany (June 30, 2008: 15,303, December 31, 2008: 15,582).
One of SAP’s greatest achievements as a company is that we are continuously recognized as an attractive employer by employees who perceive SAP a great place to work. An employer of choice drives a values-driven culture that is respected and admired throughout the industry. Employees play a major role in defining an employer of choice as it reflects their identification with the respective company and their desire to consciously support the goals and strategies that will make their chosen company successful. These are examples of recent awards and recognition we gained in the first six months of 2009:
▪	SAP AG has been named one of the Best Companies to Work for in Germany, ranking second in the category Big Enterprise with More Than 5,000 Employees in the 2009 list compiled by the Great Place to Work Institute in Germany. The Institute also presented us special awards for Diversity and Development of Older Employees.

▪	For the third year in a row, SAP Japan has been chosen as one of the top 25 Japanese firms in the Great Place to Work for in Japan survey.

▪	SAP was ranked among best workplaces in Finland by the Great Place to Work Institute in Finland (eight out of 20 short-listed companies in category for companies with 50-500 employees).

▪	SAP México achieved 10th place in Mexico in the prestigious business magazine CNN Las Super Empresas (The Best Enterprises) ranking.

▪	In June, SAP Hungary was named as a Best Workplace for Women by The Association for Women’s Career Development in Hungary, sharing the top honor with another Hungarian company in the category of Hungarian companies with more than 250 employees.

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COMPANY ORGANIZATION
Henning Kagermann, Co-CEO of SAP, left SAP in May 2009 at his own request after 27 years with SAP and 18 years on the Executive Board. Since June 2009, Léo Apothker is the sole CEO of SAP.
Claus Heinrich, a member of our Executive Board, left SAP in May 2009 at his own request after 21 years with SAP and 13 years on the Executive Board. Until the end of 2008, his fields of responsibility included SAP’s own IT, the optimization of our internal business processes, and the worldwide SAP Labs network. He was also responsible for global human resources and labor relations. On January 1, 2009, Erwin Gunst succeeded Claus Heinrich as director of labor relations.
In March, we announced a long-term strategic focus on sustainability, covering both our own operations and customer solutions for more sustainable business practices. As one measure to implement our strategy, we, together with TechniData AG, unveiled expanded solutions for environment, health, and safety (EHS) management to help our customers with their sustainability efforts. Also in order to implement our strategy we will demonstrate our commitment to sustainable operations internally. We announced that we will reduce our greenhouse gas emissions to our year-2000 levels by the year 2020. And, moving forward, we announced that our sustainability efforts will be led by a newly formed cross-functional sustainability organization headed by our first chief sustainability officer.
In mid-May, we published our 2008 Sustainability Report, detailing its activities in support of its ongoing strategic commitment to deliver superior sustainability solutions to customers and improve its own sustainability performance. SAP announced that it reduced its total corporate carbon footprint by 6.7% in 2008 compared to 2007.
ACQUISITIONS
In May, we acquired substantially all of the assets of Sky Data Systems Inc., a privately held company headquartered in the United States. The company specializes in mobile CRM solutions.
In June, we acquired Clear Standards Inc., a privately held company headquartered in the United States. This acquisition is part of our ongoing strategic commitment to improve our own sustainability performance and deliver superior sustainability solutions to customers. Clear Standards specializes in enterprise carbon management solutions and helps organizations to accurately measure, optimize, and report greenhouse gas (GHG) emissions and other environmental impacts across internal operations. With this move, we expect to accelerate our ability to help our customers meet the carbon management requirements in this time of increasingly stringent government regulations and expectations for better transparency by the public.
In June, we acquired Highdeal S.A., a privately held company headquartered in France. Highdeal delivers sophisticated pricing and charging solutions designed to support communication service providers. The combination of SAP and Highdeal is intended to provide SAP customers with a business process platform which enables customers to handle prepayment scenarios with real-time account balance checks.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of several indices, including the German blue chip index DAX, and the Dow Jones EURO STOXX 50 blue chip index.
SAP stock closed on June 30, 2009, at €28.67 (XETRA). That meant our market capitalization was approximately €35.1 billion at the end of the first six months of 2009, based on 1,226 million shares outstanding. The stock price had increased 13.6% since the close of 2008. The DAX was flat during the first six months, and the Dow Jones EURO STOXX 50 decreased 1.9%. The S&P North Software-Software Index (which is the successor of the GSTI Software Index) increased 20.8% over the same period. The new Technology Peer Group Index (TechPGI Index) gained 25.6% since the close of 2008. The TechPGI Index is a price index that consists of 10 major companies in the technology sector, some of which are SAP’s direct competitors for software and IT (ISIN DE000A0YKR94).
In the first half of 2009 we did not acquire any treasury shares. Employees who exercised stock options under SAP’s share-based compensation programs acquired 337,045 shares. On June 30, 2009, SAP held treasury stock in the amount of 38 million shares (approximately 3.1% of total shares outstanding) at an average price of €35.43 per share.

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For the 2008 fiscal year, SAP shareholders received a dividend of €0.50 per share (previous year: €0.50) in May 2009. With a dividend payout ratio of 32% (previous year: 31%), a total of €594 million was paid out to shareholders (previous year: €594 million).
Additional information about the SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU” and on SAP’s Web site: www.sap.com.
EVENTS AFTER THE END OF THE QUARTER
In July we announced our intent to make a public tender offer to purchase all shares in SAF Simulation, Analysis and Forecasting AG, one of the global forecasting and replenishment software leaders in the retail and wholesale industries. Through the intended acquisition, we plan to further extend and complement our current planning, forecasting, and replenishment solution portfolio for retail and wholesale companies. If the offer were to be accepted for all the SAF Shares currently in issue of which we are aware, i.e. 5.5 million SAF Shares in total, our payment obligation to the accepting SAF Shareholders would total approximately €63.7 million (representing an offer price of €11.50 per SAF Share multiplied by 5.5 million (issued) SAF Shares). In addition, we will incur transaction costs in connection with the offer and its completion which are not expected to exceed €2 million in total. Our total costs for the takeover of SAF are therefore expected to amount to a maximum of €65.7 million (Total Transaction Amount). After taking into consideration the cash acquired, the approximate purchase price will be €40 million.
In August we mandated a €1.0 billion three year revolving credit facility (facility).This Facility, which will represent our core relationship banking facility, refinances our existing €1.0 billion revolving credit facility signed in November 2004 and will be used for general corporate purposes. The refinanced credit facility will be arranged alongside our other existing credit facilities. We do not intend to draw upon the facility at the present time.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report 2008, see Note 11 to the IFRS Consolidated Interim Financial Statements. The other risk factors described in detail in the SAP Annual Report 2008 and the SAP Annual Report on Form 20-F for 2008 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
FUTURE TRENDS IN THE GLOBAL ECONOMY
The International Monetary Fund (IMF) remains skeptical in its forecasts for the coming year: World output is expected to decline in 2009 as a whole. However, the IMF has increased its previous

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projection for 2010, stating that the financial sector is making a better recovery than expected. Developing countries are expected to return to growth more quickly than the advanced economies.
The European Central Bank (ECB) is also cautiously optimistic: It also expects economic activity is likely to remain weak over the remainder of this year, but that it should decline less strongly than was the case in the first half of 2009. ECB expects a period of stabilization in 2010, followed by positive growth rates from the middle of the year.
Progress in the EMEA region remains uneven: In western Europe, the IMF expects the recovery to take longer than in other advanced economies. The Organisation for Economic Co-operation and Development (OECD) forecasts a continuing decline in activity in Germany for the rest of 2009, though at a slower pace. Activity will then slowly pick up in 2010. In the Middle East and in Africa, however, the IMF predicts slight growth in 2009.
For many of the countries in the Americas region, the rate of decline in output will slow down in the second half of 2009. In the United States, for example, this is when the OECD expects the government’s stimulus spending to start taking effect. The IMF projects that the economy will start recovering by the middle of 2010. Growth in the coming year will, however, be minimal. IMF expects Latin America to experience a modest recovery in 2010.
The IMF’s forecasts for the Asia/Pacific/Japan region differ between the advanced economies and the emerging markets: While the output of the advanced economies is expected to continue declining in 2009, the emerging markets will continue to grow, although at a slower rate. In Japan, fiscal stimulus is expected to lift output growth into positive territory from the second half of 2009: The OECD predicts a minimal rate of growth in the third and fourth quarters of 2009 and over the whole of 2010.
The extent to which these forecasts and projections come true depends, according to the IMF, on whether the global financial sector can recover over the rest of the year and on the impact of the governments’ economic stimulus packages.
IT MARKET — THE OUTLOOK
In June, the United States-based market research firm IDC revised its forecasts downward for the rest of 2009: It now predicts overall IT spending will decline this year, especially in the hardware product segments. Minimal growth is expected, however, in the packaged software segment in 2009. Market researchers now believe the recovery will not take place until 2010, and predict that the crisis will end in 2011. This will be driven by the emerging markets, with the mature economies taking longer to return to growth. In a document published at the start of June, market research firm Gartner also lowered its 2009 forecast for worldwide IT spending from its first quarter projection.
IDC is most optimistic about outsourcing in 2009. Contracts concluded before the economic crisis started are still running, and companies are outsourcing more services to reduce costs. However, there is a decline in the overall lengths and values of new contracts. IDC expects that in the current fiscal year, companies will tend to order software updates rather than implementation services.
In the EMEA region, the crisis continues to make its presence felt in the IT market in 2009. In western Europe, especially Germany, IDC reports that spending on software and services remains at last year’s levels. Prices will remain under significant pressure in 2010, with consumers reluctant to implement new applications. In central and eastern Europe, however, IDC expects to see a much faster recovery in 2010 as soon as the economic situation has improved. IDC corrected its previous projections: It now expects that the Middle East and Africa will succumb to the crisis in 2009. However, these countries are expected to recover gradually in 2010 and 2011 before experiencing a period of rapid growth.
IDC has also revised its forecasts downward for the Americas region. Although existing contracts mean that spending on software and services in the United States is no longer continuing to fall, the market is not expected to grow until 2010. Market researchers expect for the Latin American market a double-digit growth from 2011 on. However, they predict a transition to an upgrade/replacement market environment.
In the APJ region, IDC forecasts a slight decline in the overall IT market in 2009, but expects to see a minor increase in software spending. The crisis has had a particularly strong impact on Japan, with IDC making a major downward revision of its IT market expectations for this area as a result.
Behind all of the IDC forecasts lies the assumption that the current crisis in the IT sector is not specific to the industry and is related entirely and directly to the economic crisis. Over the course of the year, analysts will continue to adjust their forecasts to reflect trends

INTERIM REVIEW OF SAP GROUP OPERATIONS      15
in the global economy, which will be aided partly by government stimulus packages in some countries.
FUTURE DEVELOPMENT OF SAP
Cost Containment Measures for 2009

In January, we announced that in order to enable our company to adapt its size to today’s market conditions and the broader impact of the global recession, we implemented a global reduction of positions to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal, and that we expected at the time the reduction of positions to trigger one-time restructuring expenses of between €200 million and €300 million for 2009. We now expect the total restructuring expenses for 2009 to be €200 million. The restructuring charge of €183 million recorded in operating income in the first half of 2009 covers the reduction of 2,800 positions.
Business Outlook
We are providing the following outlook for the full-year 2009 based on financial measures derived from U.S. GAAP, adjusted by eliminating currency and certain extraordinary effects. We refer to these measures as constant currency non-GAAP measures. Our outlook for the full-year 2009 has changed from the outlook described in our April 29, 2009, first quarter press release.
We expect our full-year 2009 non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 25.5% to 27.0% at constant currencies. This includes one-time restructuring expenses of €200 million expected to result from the reduction of positions, which negatively impacts the non-GAAP operating margin outlook by approximately 2 percentage points. The updated 2009 non-GAAP operating margin outlook is based on the assumption that 2009 non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will be in a range of a decline of 4% to 6% at constant currencies (2008: €8.623 billion).
We continue to project an effective tax rate of 29.5% to 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).
Excepting acquisitions, our planned capital expenditures for 2009 will be covered in full by operating cash flow and will chiefly be spent on completing new buildings at various locations.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2009 from a major acquisition.

16     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SECOND QUARTER ENDED JUNE 30

€ millions, unless otherwise stated	Notes	2009	2008	Change in %
Software revenue		543	898	-40
Support revenue		1,337	1,101	21
Subscription and other software-related service revenue		73	65	12
Software and software-related service revenue		1,953	2,064	-5
Consulting revenue		517	627	-18
Training revenue		70	115	-39
Other service revenue		23	26	-12
Professional services and other service revenue		610	768	-21
Other revenue		13	29	-55
Total revenue		2,576	2,861	-10

Cost of software and software-related services		-400	-455	-12
Cost of professional services and other services		-467	-582	-20
Research and development		-373	-421	-11
Sales and marketing		-561	-682	-18
General and administration		-123	-169	-27
Restructuring	(7)	-17	-7	> 100
Other income/expense, net		6	4	50
Total operating expenses		-1,935	-2,312	-16

Operating profit		641	549	17
Other non-operating income/expense, net		-22	19	< -100
Interest income		8	19	-58
Interest expense		-28	-32	-13
Other financial income		-4	0	N/A
Share of gain/loss of associates accounted for using the equity method		1	0	N/A
Financial income/expense, net		-23	-13	77
Profit before income taxes		596	555	7
Income taxes	(5)	-170	-173	-2
Profit after income taxes		426	382	12
- Profit attributable to noncontrolling interests		1	0	N/A
- Profit attributable to shareholders of SAP AG		425	382	11

Earnings per share attributable to shareholders of SAP AG — basic in €	(6)	0.36	0.32	13
Earnings per share attributable to shareholders of SAP AG — diluted in €	(6)	0.36	0.32	13

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     17
CONSOLIDATED STATEMENTS OF INCOME
FOR SIX MONTHS ENDED JUNE 30

€ millions, unless otherwise stated	Notes	2009	2008	Change in %
Software revenue		962	1,520	-37
Support revenue		2,589	2,164	20
Subscription and other software-related service revenue		144	120	20
Software and software-related service revenue		3,695	3,804	-3
Consulting revenue		1,071	1,215	-12
Training revenue		142	218	-35
Other service revenue		47	51	-8
Professional services and other service revenue		1,260	1,484	-15
Other revenue		19	36	-47
Total revenue		4,974	5,324	-7

Cost of software and software-related services		-786	-831	-5
Cost of professional services and other services		-989	-1,150	-14
Research and development		-738	-826	-11
Sales and marketing		-1,074	-1,280	-16
General and administration		-262	-321	-18
Restructuring	(7)	-183	-12	> 100
Other income/expense, net		6	4	50
Total operating expenses		-4,026	-4,416	-9

Operating profit		948	908	4
Other non-operating income/expense, net		-23	18	< -100
Interest income		17	42	-60
Interest expense		-53	-63	-16
Other financial income		-7	7	< -100
Share of gain/loss of associates accounted for using the equity method		1	-1	< -100
Financial income/expense, net		-42	-15	> 100
Profit before income taxes		883	911	-3
Income taxes	(5)	-261	-281	-7
Profit after income taxes		622	630	-1
- Profit attributable to noncontrolling interests		1	0	N/A
- Profit attributable to shareholders of SAP AG		621	630	-1

Earnings per share attributable to shareholders of SAP AG — basic in €	(6)	0.52	0.53	-2
Earnings per share attributable to shareholders of SAP AG — diluted in €	(6)	0.52	0.53	-2

18     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2009, DECEMBER 31, 2008, AND JANUARY 1, 2008

€ millions	Notes	6/30/2009	12/31/2008	1/1/2008
ASSETS
Cash and cash equivalents		2,717	1,277	1,608
Restricted cash		1	3	550
Short-term investments		725	382	498
Other financial assets		160	206	182
Financial assets		885	588	680
Accounts receivable, net		2,442	3,128	2,895
Other assets		98	92	75
Income tax receivables		383	399	283
Prepaid expenses/deferred charges		142	84	78
Assets held for sale		0	0	15
Current assets		6,668	5,571	6,184
Goodwill		4,990	4,975	1,426
Intangible assets, net		1,016	1,140	405
Property, plant, and equipment, net		1,383	1,405	1,316
At-equity investments		21	21	19
Other investments		68	74	170
Other financial assets		175	167	236
Financial assets		264	262	425
Accounts receivable, net		2	2	3
Other assets		46	39	49
Income tax receivables		81	33	35
Deferred income taxes		459	441	284
Prepaid expenses/deferred charges		30	32	34
Noncurrent assets		8,271	8,329	3,977

TOTAL ASSETS		14,939	13,900	10,161

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     19

€ millions	Notes	6/30/2009	12/31/2008	1/1/2008
LIABILITIES AND TOTAL EQUITY
Accounts payable		492	539	715
Income tax payable		260	363	341
Financial liabilities		2,439	2,563	82
Other liabilities		981	1,488	1,378
Financial and other liabilities		3,420	4,051	1,460
Provisions		342	248	182
Deferred income*		1,620	623	489
Liabilities held for sale		0	0	9
Current liabilities		6,134	5,824	3,196
Accounts payable		0	5	10
Income tax obligations		293	278	90
Financial liabilities		719	40	6
Other liabilities		47	50	73
Financial and other liabilities		766	90	79
Provisions		214	232	155
Deferred tax liabilities		209	239	123
Deferred income*		51	61	42
Noncurrent liabilities		1,533	905	499
TOTAL LIABILITIES		7,667	6,729	3,695
Common stock, no par value		1,226	1,226	1,246
Treasury stock		-1,341	-1,362	-1,734
Additional paid-in capital		318	320	347
Retained earnings*		7,470	7,442	6,913
Accumulated other comprehensive loss		-404	-457	-307
Total equity attributable to shareholders of SAP AG		7,269	7,169	6,465
Noncontrolling interests		3	2	1
TOTAL EQUITY	(8)	7,272	7,171	6,466

TOTAL LIABILITIES AND TOTAL EQUITY		14,939	13,900	10,161

* Adjustments to prior year reported numbers are based on the application of IFRIC 13, Customer Loyalty Programmes.

20     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SECOND QUARTER ENDED JUNE 30

€ millions	2009	2008
Profit after taxes	426	382
Currency translation adjustments	-2	-1
Unrealized holding gains and losses on marketable securities	1	18
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	0	0
Net unrealized gains and losses on marketable securities	1	18
Unrecognized pension cost increase/reduction	3	0
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	-7	37
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	25	-21
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	18	16
Unrealized gains and losses on STAR hedges	0	7
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	0	-4
Net unrealized gains and losses on STAR hedges	0	3
Currency effects from intercompany long-term investment transactions	5	4
Other comprehensive income before deferred taxes	25	40
Deferred taxes on income and expense recognised directly in equity	-6	-13
Other comprehensive income	19	27
Comprehensive income	445	409
- attributable to noncontrolling interests	1	0
- attributable to shareholders of SAP AG	444	409

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     21
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR SIX MONTHS ENDED JUNE 30

€ millions	2009	2008
Profit after taxes	622	630
Currency translation adjustments	29	-76
Unrealized holding gains and losses on marketable securities	1	16
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	0	1
Net unrealized gains and losses on marketable securities	1	17
Unrecognized pension cost increase/reduction	2	1
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	-24	74
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	44	-32
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	20	42
Unrealized gains and losses on STAR hedges	2	20
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	-1	-12
Net unrealized gains and losses on STAR hedges	1	8
Currency effects from intercompany long-term investment transactions	6	-18
Other comprehensive income before deferred taxes	59	-26
Deferred taxes on income and expense recognised directly in equity	-6	-23
Other comprehensive income	53	-49
Comprehensive income	675	581
- attributable to noncontrolling interests	1	0
- attributable to shareholders of SAP AG	674	581

22     CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30

						Equity
				Accumulated		Attributable
		Additional		Other		to Share-	Non-
	Common	Paid-In	Retained	Comprehensive	Treasury	holders of	Controlling
€ millions	Capital	Capital	Earnings	Income/ Loss	Stock	SAP AG	Interests	Total
January 1, 2008 prior to IFRS 13 adjustment	1,246	347	6,925	-307	-1,734	6,477	1	6,478
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2008 after IFRIC 13 adjustment	1,246	347	6,913	-307	-1,734	6,465	1	6,466
Profit after income taxes			630			630		630
Expense recognized directly in equity				-26		-26		-26
Income tax on income and expense recognised directly in equity				-23		-23		-23
Share-based compensation		-6				-6		-6
Dividends			-594			-594		-594
Treasury stock transactions		-6			-310	-316		-316
Convertible bonds and stock options exercised	1	7				8		8
Other			-1			-1	1	0
June 30, 2008	1,247	342	6,948	-356	-2,044	6,137	2	6,139

January 1, 2009 prior to IFRS 13 adjustment	1,226	320	7,454	-457	-1,362	7,181	2	7,183
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2009 after IFRIC 13 adjustment	1,226	320	7,442	-457	-1,362	7,169	2	7,171
Profit after income taxes			621			621	1	622
Expense recognized directly in equity				59		59		59
Income tax on income and expense recognised directly in equity				-6		-6		-6
Share-based compensation		-2				-2		-2
Dividends			-594			-594		-594
Treasury stock transactions		-4			21	17		17
Convertible bonds and stock options exercised		4				4		4
Other			1			1		1
June 30, 2009	1,226	318	7,470	-404	-1,341	7,269	3	7,272

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS     23
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30

€ millions	2009	2008
Profit after taxes	622	630
Adjustments to reconcile profit after taxes to net cash provided by operating activities
Depreciation and amortization	253	265
Losses from at-equity investments	0	1
Gains/losses on disposal of intangible assets and property, plant, and equipment	3	1
Gains on disposal of investments	0	-9
Write-downs of financial assets	7	0
Allowances for doubtful accounts	97	35
Impacts of hedging for cash-settled share-based payment plans	9	12
Stock-based compensation including income tax benefits	4	14
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-65	-54
Change in accounts receivable	628	225
Change in other assets	-96	-28
Change in accrued and other liabilities	-687	-632
Change in deferred income	1,048	907
Net cash provided by operating activities	1,823	1,359
Business combinations, net of cash and cash equivalents acquired	-49	-3,685
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-106	-172
Proceeds from disposal of intangible assets and property, plant, and equipment	13	20
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-14
Sales of investments	225	504
Purchase of other financial assets	-7	-7
Sales of other financial assets	8	7
Net cash used in investing activities	-479	-3,248
Dividends paid	-594	-594
Purchase of treasury stock	0	-383
Proceeds from reissuance of treasury stock	10	45
Proceeds from issuance of common stock (share-based compensation)	4	8
Excess tax benefit from share-based compensation	0	8
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-1,260
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by financing activities	121	1,694
Effect of foreign exchange rates on cash and cash equivalents	-25	-2
Net change in cash and cash equivalents	1,440	-197
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,717	1,411

24      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “our”, “SAP”, “Group”, or “Company”), have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) if endorsed by the European Union (EU). The designation “IFRS” includes all valid International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and the related interpretations. The consolidated interim financial statements for the period ended June 30, 2009 are in compliance with IAS 34. The interim financial statements include condensed balance sheets.
Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Our interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the 2008 presentation. The restructuring expenses are presented as a separate line item in the income statement to clearly show this effect separately.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2008, which are included in SAP’s Annual Report 2008.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      25
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2008	23	116	139
Additions	5	68	73
Disposals	-6	-19	-25
December 31, 2008	22	165	187
Additions	0	3	3
Disposals	0	-19	-19
June 30, 2009	22	149	171
The additions to our consolidation group reflect our business combinations in the second quarter of 2009 (for details, see Note 4). The reduction of subsidiaries in the first half year of 2009 is due to the fact that we have liquidated non-operating entities and legally integrated operating entities. The changes in the prior year derive from acquisitions, mergers of operating companies, or the liquidation of non-operating entities.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the Consolidated Financial Statements as of December 31, 2008, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to our Annual Report 2008.
Newly/Early Adopted Accounting Standards
In June 2007, the IFRIC issued IFRIC Interpretation 13, “Customer Loyalty Programmes” (IFRIC 13), which addresses accounting by entities that grant loyalty award credits (such as “points” or “travel miles”) to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 became effective on January 1, 2009 and was required to be applied retrospectively. As a result of the retrospective first-time application, we adjusted the January 1, 2008 retained earnings balance by €12 million. The effect on the consolidated income statements was inconsequential for the first six months of 2009 and 2008, respectively. The retrospective application did not have a significant impact on our Consolidated Financial Statements. Additionally, we do not expect the adoption of IFRIC 13 to have a significant impact on our Consolidated Financial Statements going forward.
In January 2008, the IASB issued the revised standards IFRS 3, “Business Combinations” (IFRS 3) and IAS 27 “Consolidated and Separate Financial Statements” (IAS 27). The revisions result in several changes in the accounting for business combinations. One of those changes requires us to expense acquisition-related charges immediately, whereas the previous version of IFRS 3 required capitalization of these charges. IFRS 3 and IAS 27 will be effective for fiscal years beginning on or after July 1, 2009, with early adoption permitted. The revisions to IFRS 3 and IAS 27 were endorsed by the European Union in June 2009. SAP has decided to adopt these revisions as of January 1 2009. The adoption of these revisions did not have a significant impact on our Consolidated Financial Statements.
In May 2008, the IASB issued “Improvements to IFRSs” – a collection of amendments to several International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard are mainly effective for annual periods beginning on or after January 1, 2009. The adoption of these amendments did not have a significant impact on our Consolidated Financial Statements.
In July 2008, the IFRIC issued IFRIC Interpretation 16, “Hedges of a Net Investment in a Foreign Operation” (IFRIC 16), which provides interpretative guidance on several aspects of hedge accounting. IFRIC 16 will be effective for fiscal years beginning on or after October 1, 2008, with early adoption permitted. IFRIC 16 became effective for SAP in June of 2009 when the European Union endorsed the Interpretation. The adoption of IFRIC 16 did not have an impact on our Consolidated Financial Statements.
New Accounting Standards Not Yet Adopted
In March 2009, the IASB issued “Embedded Derivatives: Amendments to IFRIC 9 and IAS 39” (IFRIC 9). IFRIC 9 amends IFRIC 9, “Reassessment of Embedded Derivatives and IAS 39, Financial Instruments: Recognition and Measurement” to clarify the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the fair value through profit or loss category into the available-for-sale or loans and receivables categories in specific circumstances. IFRIC 9 also clarifies that, on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary,

26          CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
separately accounted for in financial statements. The amendments apply retrospectively and are required to be applied for annual periods ending on or after June 30, 2009. IFRIC 9 has not yet been endorsed by the European Union. We do not expect that the amendment of IFRIC 9 will not have an impact on our Consolidated Financial Statements. SAP has not made use of these reclassification rules.
In April 2009, the IASB issued “Improvements to IFRSs” – a collection of amendments to several International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. We are currently determining the impact these amendments will have on our Consolidated Financial Statements.
In January 2009, the IFRIC issued IFRIC Interpretation 18, “Transfers of Assets from Customers” (IFRIC 18), which clarifies the requirements of IFRS for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 must be applied prospectively to transfers of assets from customers received on or after July 1, 2009, with early adoption permitted. The European Union has not yet endorsed IFRIC 18. We do not expect that the adoption of IFRIC 18 will have a significant impact on our Consolidated Financial Statements.
In March 2009, the IASB issued an amendment to IFRS 7, “Improving Disclosures about Financial Instruments” (IFRS 7). The amendments require enhanced disclosures about fair value measurements and liquidity risk. The amendment is effective for fiscal years beginning on or after January 1, 2009. Earlier application is permitted. The European Union has not yet endorsed these amendments to IFRS 7. The additional disclosures will be mandatory for year-end financial statements only, i.e. a quarterly presentation is not required. However, SAP has decided to voluntarily present some of the required disclosures in these consolidated interim financial statements for the period ending June 30, 2009 (see Note 12). We do not expect that the additional disclosures required under the amendments to IFRS 7 will have a significant impact on our Consolidated Financial Statements.
(4) Acquisitions
We acquired the outstanding shares of two unrelated companies and the net assets of one other unrelated entity in the first half year of 2009. The following table summarizes our 2009 acquisitions:

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      27
Acquired Businesses

		Acquisition	Acquisition
Business Acquired	Sector	Type	Date
Sky Data Systems Inc., San Mateo, CA, USA	Privately held company that specializes in mobile CRM solutions	Asset purchase	May 28, 2009
Clear Standards Inc., Sterling, VA, USA	Privately held company that specializes in solutions for the management of carbon emissions	Share purchase	June 2, 2009
Highdeal S.A., Caen, France	Privately held company that specializes in sophisticated pricing, charging, and rating solutions for the telecommunication industry	Share purchase	June 2, 2009
The results of these acquired entities have been included in our consolidated financials statements since the respective acquisition dates. All transactions are immaterial individually and in the aggregate. The acquired entities develop and/or sell software in specific areas of strategic interest to us. The aggregate purchase price amounted for all acquisitions to €46 million net of cash. The purchase prices were paid in cash; and the aggregate purchase price was allocated on a preliminary basis as follows:
Purchase Price Allocation

			Fair Value
			of Assets
	Pre-Acqui-		Acquired
	sition		and
	Carrying	Fair Value	Liabilities
€ thousands	Amount	Adjustment	Assumed
Cash and cash equivalents	272	1	273
Financial assets	766	0	766
Accounts receivable	2,588	0	2,588
Other assets	594	0	594
Property, plant, and equipment	85	0	85
Intangible assets	36	20,148	20,184
Goodwill	0	23,870	23,870
Current and deferred tax assets	61	7,379	7,440
Total assets	4,402	51,398	55,800
Accounts payable	486	0	486
Loans and borrowings	19	0	19
Tax, deferred tax, and related liabilities	7	6,701	6,708
Other accrued liabilities and provisions	2,017	0	2,017
Deferred revenues	680	0	680
Total liabilities	3,209	6,701	9,910
Net assets	1,193	44,697	45,890
Acquisition cost			45,890
Cash acquired			-273
Acquisition cost net of cash			45,617
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes
In the second quarter of 2009, income taxes and the effective tax rate, each compared with the second quarter of 2008, developed as follows:

	Q2	H1	Q2	H1
€ millions, unless stated otherwise	2009	2009	2008	2008
Profit before income taxes	596	883	555	911
Income taxes	170	261	173	281
Effective tax rate in %	28.5	29.6	31.2	30.8

28          CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(6) Earnings per Share

	Q2	H1	Q2	H1
€ millions, unless otherwise stated	2009	2009	2008	2008
Profit attributable to shareholders of SAP AG	425	621	382	630
Weighted average number of shares in millions — basic	1,188	1,188	1,191	1,194
Dilutive effect of stock options/ convertible bonds in millions	1	1	1	0
Weighted average number of shares in millions — diluted	1,189	1,189	1,192	1,194

Earnings per share attributable to shareholders of SAP AG — basic in €	0.36	0.52	0.32	0.53
Earnings per share attributable to shareholders of SAP AG — diluted in €	0.36	0.52	0.32	0.53
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 36.8 million (Q2 2009: 36.8 million) SAP common shares in the first six months of 2009 and 44.8 million (Q2 2008: 44.8 million) SAP common shares in the first six months of 2008.
(7) Restructuring
In January 2009, SAP announced that the company will continue with the cost-saving measures initiated in October 2008 and will reduce the workforce from 51,544 positions to 48,500 at year-end 2009.
SAP started to implement the restructuring plan in the first quarter of 2009 and continued with it in the second quarter, taking additional necessary strategic measures. Although part of the workforce reduction will be achieved through attrition, SAP initiated a termination and early retirement plan in the first and second quarter of 2009. We recognized €183 million in restructuring expense in the first half year, which comprises the addition to the restructuring provision of €194 million and the release of €11 million. The addition to the restructuring provision of the first half year relate to employee-related activities in the amount of €183 million, while €11 million have been recognized for the consolidation of facilities due to a reduced number of employees.
Restructuring expenses of €12 million in the first half of 2008 related to restructuring activities incurred as a result of the acquisition of Business Objects.
The following table provides an overview of the development of our restructuring provision:
Restructuring Development

		Cost of
		Closing
	Termination	Redundant
€ millions	Benefits	Facilities	Total
1/1/2009	13	39	52
Addition	165	2	167
Change consolidation group	0	0	0
Utilization	-22	-4	-26
Release	-1	0	-1
Currency impact	0	1	1
3/31/2009	155	38	193
Addition	18	9	27
Change consolidation group	0	0	0
Utilization	-65	-4	-69
Release	-9	-1	-10
Currency impact	-1	-1	-2
6/30/2009	98	41	139
(8) Shareholders’ Equity
Common Stock
On June 30, 2009, SAP AG had 1,225,958,836 no-par common shares (December 31, 2008: 1,225,762,900) issued with a calculated nominal value of €1 per share.
In the first quarter of 2009, the number of common shares increased by 195,936 shares, thereof in Q2 2009 114,140 shares (H1 2008: 333,732; Q2 2008: 61,179), which resulted from the exercise of awards granted under certain share-based compensation programs.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      29
Treasury Stock
On June 30, 2009, we had acquired 38 million of our own shares, representing €38 million or 3.1% of capital stock. In the first half of 2009, we have not acquired or distributed any shares. In the first half of 2008, 11.8 million (Q2 2008: 3.8 million) shares were acquired under the buyback program at an average price of approximately €32.31 (Q2 2008: €32.58) per share, and 2.0 million (Q2 2008: 0.3 million) shares were distributed at an average price of approximately €22.53 (Q2 2008: €17.84) per share. The acquired shares represented €11.8 million (Q2 2008: €3.8 million) or 1.0% (Q2 2008: 0.3%) of capital stock. The distributed shares represented €2.0 million (Q2 2008: €0.3 million) or 0.2% (Q2 2008: 0.0%) of capital stock. Although treasury stock is legally considered to be outstanding, there are not any dividend or voting rights associated with our treasury stock. In the first half of 2009 and in the first half of 2008, we did not purchase any ADRs. SAP held no ADRs on June 30, 2009 or 2008.
(9) Share-Based Compensation Plans
A detailed description of our previous share-based compensation plans is outlined in Note 27 of our consolidated financial statements, which are included in our Annual Report 2008 and our Annual Report 2008 on Form 20-F.
In May 2009, we granted 10.3 million “Virtual Stock Options” or “rights” under the new “SOP Performance Plan 2009” and approximately 16.0 million STARs under the new “STAR Performance Plan 2009”. These new plans are also cash settled, i.e. the employees receive a cash payment rather than a share in SAP. However, the cash-out will be tied to the outperformance of the SAP share price over the performance of the Tech PGI index. The Tech PGI is composed of peer companies of SAP in the technology sector worldwide. All other remaining terms are substantially unchanged from our other programs.
The number of equity-settled options and convertible bonds outstanding related to our equity-classified awards is as follows:

	Number of Equity-Settled
	Options and Convertible Bonds
		Outstanding
Number in thousands	6/30/2009	12/31/2008
Stock Option Plan 2002	3,387	4,961
Long Term Incentive 2000 Plan (convertible bonds)	5,805	5,933
Long Term Incentive 2000 Plan (stock options)	655	756
Each stock option and each convertible bond entitles the holder to subscribe to four shares of SAP AG.
The allocations of expenses for share-based compensation to the various expense items are as follows:

	H1	H1
€ millions	2009	2008	Change in %
Cost of software and software-related services	-2	-4	-50
Cost of professional services and other services	-4	-10	-60
Research and development	-7	-15	-53
Sales and marketing	-4	-15	-73
General and administration	-3	-8	-63
Total share-based compensation	-20	-52	-62
(C) ADDITIONAL INFORMATION
(10) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in Note 22 of our Annual Report 2008. There have been no significant changes in contingent liabilities since our last annual balance sheet.
For contingent liabilities related to litigations, see in the following Note 11.
(11) Litigation and Claims
Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The claim construction hearing (Markman hearing) was held in June 2007. The legal proceedings have been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to an interlocutory appeal.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings, CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the

30          CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009, and the German Court determined that the patent is invalid. CSB has appealed, however. The infringement hearing has been stayed pending the appeal. The cancellation hearing for the utility model was held in May 2009, and the Court determined that the utility model was invalid.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008, and a third amended complaint in October 2008. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their response to the first amended complaint. In October 2008, SAP and TomorrowNow filed a motion to dismiss in response to Oracle’s third amended complaint. The Court granted the motion in part, which eliminated certain plaintiffs from the lawsuit. Subsequently, in December 2008, SAP filed an answer to the third amended complaint as revised pursuant to the Court’s ruling on the motion to dismiss. In July 2009, Oracle filed motions relating to a fourth amended complaint. The trial has been rescheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In February 2009, a settlement conference was held. No settlement was reached.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc., Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. A first claim construction hearing (Markman hearing) was held in June 2008. A second Markman hearing was held in March 2009. The trial has been scheduled for August 2009.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for January 2011.
In August 2007, Canadian-based JuxtaComm, Inc. (JuxtaComm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint, JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. In July 2009, SAP and JuxtaComm resolved this dispute.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is Business Objects, which was sued by DSC prior to it being acquired by SAP. DSC alleges that SAP’s products infringe one or more of the claims in one patent held by DSC. In its complaint against SAP, DSC seeks unspecified monetary damages and permanent injunctive relief. In its complaint against Business Objects, which also alleges infringement of one or more claims in one DSC patent, DSC seeks unspecified monetary damages and permanent injunctive relief. The trial is scheduled for February 2010.
In May 2008, U.S.-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The trial is scheduled for March 2010.
In July 2008, U.S.-based Implicit Networks (Implicit) instituted legal proceedings in the United States against SAP and several other defendants. Implicit alleges that SAP’s products infringe one or more of the claims of two patents held by Implicit. In its complaint, Implicit seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in November 2008. The legal

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      31
proceedings have been transferred from Seattle, Washington to San Francisco, California. SAP and Implicit have resolved this dispute.
In July 2008 and July 2009, U.S.-based Aloft Media (Aloft) instituted legal proceedings in the United States against SAP and several other defendants. In the proceedings instituted in July 2008, Aloft alleges that SAP’s products infringe one or more of the claims of two patents held by Aloft. In its complaint, Aloft seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in October 2008. The trial is scheduled for June 2010. In the proceedings instituted in July 2009, Aloft alleges that SAP’s products infringe one or more of the claims of one patent held by Aloft. In its complaint, Aloft seeks unspecified monetary damages.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2008, SAP filed a motion to dismiss. A trial date has not yet been set.
In April 2008, U.S.-based Wellogix, Inc. (Wellogix) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of action including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP filed its response in May 2008. In December 2008, the Court granted SAP’s motion to dismiss indicating the legal proceedings were improperly initiated in Texas. Wellogix has appealed. It later dropped its appeal.
We are also subject to a variety of other claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies that we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, has not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial or reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income, or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
As discussed above, Oracle has instituted legal proceedings against TomorrowNow, Inc. SAP has recorded a provision for these legal proceedings as far as a loss is probable and the amount of loss can be reasonably estimated. In June 2009, Oracle provided certain information regarding its damages claims to certain individual external and two internal attorneys who represent SAP in the litigation proceedings. The information provided was marked as highly confidential. Therefore, according to the court protective order, the individuals who received the information are not entitled to share the information with anyone inside or outside of SAP. The information is thus not yet available to SAP for consideration the determination of the appropriate amount of provision to be recorded for the Oracle litigation. We cannot exclude that the information, once made available to SAP, will result in a change in estimate with regard to the appropriate amount of provision to be recorded for the Oracle litigation.

32      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(12) Financial Instruments
In order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flows associated with share-based compensation granted to employees, and risks resulting from variable interest payments, we enter into derivative financial instruments. The hedging strategy is set by our Treasury Guideline. The fair values of our derivative financial instruments were as follows:
Fair Values of Derivative Financial Instruments

€ millions	6/30/2009	12/31/2008
Assets
Currency hedging
- without designated hedge relationship	110	132
- with designated hedge relationship	6	29
Share-based compensation hedging
- without designated hedge relationship	18	29
- with designated hedge relationship	0	1
Interest rate hedging
- without designated hedge relationship	0	0
- with designated hedge relationship	1	0
Liabilities
Currency hedging
- without designated hedge relationship	-57	-124
- with designated hedge relationship	-22	-64
Interest rate hedging
- without designated hedge relationship	0	-7
- with designated hedge relationship	-26	-16
Currency Hedging
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currency exchange rates in our ordinary operations. Foreign currency-denominated receivables, payables, debt, and other balance-sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions are subject to currency risks. We manage our currency risk exposure on a Group-wide basis using primarily foreign exchange forward contracts and currency options.
Derivatives without Designated Hedge Relationship — Cash Flow Hedges
Foreign exchange derivatives entered into by us to offset exposure due to foreign currency-denominated monetary assets and liabilities or anticipated cash flows, which are not designated as being in a hedge accounting relationship, are marked to market at each reporting period, with gains and losses recognized in profit or loss.
In addition, this line item contains foreign currency derivatives embedded in nonderivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.
Derivatives with Designated Hedge Relationship
We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated cash flows in foreign currencies from foreign subsidiaries resulting from royalties payable to SAP AG. They are mostly denominated in the respective subsidiary’s local currency equivalent to a percentage of the software and support service fees charged by the subsidiaries to their customers. Specifically, we exclude the interest and the time value component and only designate the spot price of the foreign exchange forward contracts and the intrinsic value of the currency options, respectively, as hedging instrument to offset anticipated cash flows relating to the countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
Share-Based Compensation Hedging
We hedge certain anticipated cash flow exposures associated with share-based compensation by purchasing derivative instruments from independent financial institutions. As far as a designated hedge relationship is established, the change in fair value recognized directly in other components of equity is used to offset compensation expense on the underlying share-based compensation programs recognized over the vesting period.
Interest-Rate Hedging
In order to hedge for the cash-flow risk resulting from variable-interest debt inherent in our syndicated term loan facility and in the majority of tranches of our private placement transaction (“Schuldschein”), we entered into interest rate payer swaps as hedging instruments. Through the interest rate payer swaps, the underlying floating rate of the facility is economically converted into a fixed rate as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps.
Determination of Fair Values
Under current IFRS, fair value is the amount for which an asset could be exchanged, or a liability settled,

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS      33
between knowledgeable, willing parties in an arm’s length transaction. Thus, we have categorized our financial assets and liabilities measured at fair value reflecting the significance of the inputs used in measuring fair value into a three-level fair value hierarchy.
The levels of the fair value hierarchy and its application to our financial assets and liabilities are described below:
▪	Level 1: Quoted prices in active markets for identical instruments

▪	Level 2: Market inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

▪	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The level in the fair value hierarchy within which the financial asset or liability is categorized in its entirety is determined based on the lowest level input that is significant to such fair value measurements.
The following table allocates our financial assets and liabilities measured at fair value to the three levels of the fair value hierarchy according to IFRS 7:
Classification of Financial Instruments

€ millions	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale debt securities	724	0	0	724
Available-for-sale equity securities	1	0	67	68
Derivative financial assets	0	135	0	135
Total	725	135	67	927

€ millions	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value
Derivative financial liabilities	0	105	0	105
Total	0	105	0	105
We use inputs that are not based on observable market data only for available-for-sale equity securities for which quoted market prices in active markets are not available and whose fair value cannot be reliably measured. Accordingly, we present reconciliation from the beginning to the ending balances only for available-for-sale equity securities:
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Equity
Securities at
€ millions	Cost
Beginning balance 01/01/09	74
Total gains or losses realized/unrealized:
Included in earnings	-8
Included in other comprehensive income	0
Purchases, sales, issuances and settlements, net	1
Transfers in/out of Level 3	0
Ending balance 06/30/09	67

The amount of total gains or losses for the period included in earnings attributable to the changes in unrealized gains or losses relating to assets still held on June 30, 2009	0

Gains and losses (realized and unrealized) included in earnings for the period (above) are reported in financial income, net as follows:
Total gains or losses included in earnings for the period (above)	-8

Change in unrealized gains and losses relating to assets still held on June 30, 2009	0
(13) Segment Information
For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, see Note 28 in our Consolidated Financial Statements, which are included in our Annual Report 2008. Starting in 2009, we have made the following changes within our internal management reporting system: Restructuring costs are no longer included in the segment results, but are shown as a separate line item. The 2008 figures have not been adjusted, since restructuring expenses in 2008 were immaterial.
Due to changes in our internal reporting structure, we have modified the allocation of depreciation and amortization expense to our segments. For comparison purposes, the 2008 figures in the tables have also been adjusted.
The following tables present external revenue and segment results from reportable segments as well as a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the consolidated statements of income and a reconciliation of total segment result to profit before income taxes as reported in the consolidated statements of income:

34      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
Q2 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,883	611	82	2,576
Segment result	1,130	185	28	1,343
Depreciation and amortization	-12	-2	-1	-15
Q2 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,022	738	148	2,908
Segment result	1,210	194	63	1,467
Depreciation and amortization	-17	-2	-1	-20
First Half Year 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	3,568	1,252	163	4,983
Segment result	2,043	353	51	2,447
Depreciation and amortization	-28	-3	-1	-32
First Half Year 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	3,812	1,344	259	5,415
Segment result	2,131	337	108	2,576
Depreciation and amortization	-32	-4	-1	-37

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS       35

€ millions	Q2 2009	H1 2009	Q2 2008	H1 2008
External revenue from reportable segments	2,576	4,983	2,908	5,415
External revenue from services provided outside of the reportable segments	0	2	2	2
Adjustment Business Objects support revenue	0	-11	-52	-99
IFRS reconciliation difference	0	0	3	6
Total revenue	2,576	4,974	2,861	5,324

Segment result from reportable segments	1,343	2,447	1,467	2,576
Development expense — management view	-442	-832	-483	-929
Administration and other corporate expenses — management view	-165	-308	-232	-396
Restructuring	-5	-165	0	0
Share-based compensation expenses	-17	-20	-42	-52
External revenue from services provided outside of the reportable segments	0	2	2	2
Adjustment Business Objects support revenue	0	-11	-52	-99
Acquisition-related charges	-67	-133	-66	-149
U.S. GAAP — IFRS reconciliation difference	-6	-32	-44	-44
Operating profit	641	948	549	908
Other non-operating income/expense, net	-22	-23	19	18
Financial income/expense, net	-23	-42	-13	-15
Profit before income taxes	596	883	555	911
Geographic Information

The following tables present external revenue and the number of employees by geographic region. The amounts for sales by destination are based on the location of customers.
Software Revenue by Sales Destination

	Q2	H1	Q2	H1
€ millions	2009	2009	2008	2008
EMEA	266	472	444	736
Americas	164	316	305	523
Asia Pacific Japan	114	174	149	261
SAP Group	543	962	898	1,520
Software and Software-Related Service Revenue by Sales Destination

	Q2	H1	Q2	H1
€ millions	2009	2009	2008	2008
Germany	329	605	353	655
Rest of EMEA	701	1,307	759	1,375
Total EMEA	1,030	1,912	1,112	2,030
United States	481	941	474	890
Rest of Americas	158	312	190	341
Total Americas	639	1,253	664	1,231
Japan	107	203	89	174
Rest of Asia Pacific Japan	178	326	199	369
Total Asia Pacific Japan	285	530	288	543
SAP Group	1,953	3,695	2,064	3,804
Revenue by Sales Destination

	Q2	H1	Q2	H1
€ millions	2009	2009	2008	2008
Germany	463	895	524	977
Rest of EMEA	882	1,673	1,009	1,847
Total EMEA	1,345	2,568	1,533	2,824
United States	663	1,313	706	1,344
Rest of Americas	214	425	249	451
Total Americas	877	1,738	955	1,795
Japan	126	246	115	227
Rest of Asia Pacific Japan	229	422	258	478
Total Asia Pacific Japan	355	668	373	706
SAP Group	2,576	4,974	2,861	5,324

36      CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
Headcount by Region

Full-time equivalents	6/30/2009	12/31/2008
Germany	15,286	15,582
Rest of EMEA	10,641	11,246
Total EMEA	25,927	26,828
United States	8,261	9,219
Rest of Americas	3,887	4,243
Total Americas	12,148	13,462
Japan	1,230	1,413
Rest of Asia Pacific Japan	9,262	9,841
Total Asia Pacific Japan	10,492	11,254
SAP Group	48,567	51,544
Headcount by Functional Area

Full-time equivalents	6/30/2009	12/31/2008
Software and software-related services	6,317	6,466
Professional services and other services	12,871	14,051
Research and development	15,062	15,547
Sales and marketing	9,728	10,701
General and administration	3,113	3,244
Infrastructure	1,476	1,535
SAP Group	48,567	51,544
(14) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2008. We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period, we had no material related party transactions likely to have a material effect on our business, financial position, or income.
For further information on related party transactions, see Note 30 in our consolidated financial statements, which are included in our Annual Report 2008.

DECLARATION OF THE EXECUTIVE BOARD       37
DECLARATION OF THE EXECUTIVE BOARD
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the Consolidated Interim Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the Interim Review of Group Operations includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Walldorf, August 11, 2009
SAP AG
Walldorf, Baden
Executive Board

Léo Apotheker	Werner Brandt

Erwin Gunst	Jim Hagemann Snabe

Bill McDermott	Gerhard Oswald

John Schwarz

38      ADDITIONAL FINANCIAL INFORMATION
ADDITIONAL FINANCIAL INFORMATION
U.S. GAAP AND NON-GAAP FINANCIAL DATA (CONDENSED AND UNAUDITED)1
CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP, preliminary and unaudited)

	Three months ended June 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	543	898	-40
Support revenue	1,337	1,099	22
Subscription and other software-related service revenue	73	64	14
Software and software-related service revenue	1,953	2,061	-5
Consulting revenue	517	628	-18
Training revenue	70	114	-39
Other service revenue	23	26	-12
Professional services and other service revenue	610	768	-21
Other revenue	13	29	-55
Total revenue	2,576	2,858	-10
Cost of software and software-related services	-399	-418	-5
Cost of professional services and other services	-471	-581	-19
Research and development	-373	-421	-11
Sales and marketing	-561	-681	-18
General and administration	-126	-169	-25
Restructuring	-5	0	N/A
Other operating income/expense, net	6	5	20
Total operating expenses	-1,929	-2,265	-15
Operating income	647	593	9
Other non-operating income/expense, net	-19	19	<-100
Financial income/expense, net	-18	-13	38
Income from continuing operations before income taxes	610	599	2
Income taxes	-179	-188	-5
Income from continuing operations	431	411	5
Loss from discontinued operations, net of tax	-8	-3	>100
Net income	423	408	4
– Net income attributable to noncontrolling interests*	1	0	N/A
– Net income attributable to shareholders of SAP AG	422	408	3
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.36	0.34	6
EPS from continuing operations — diluted in €	0.36	0.34	6
EPS from net income attributable to shareholders of SAP AG — basic in €	0.36	0.34	6
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.35	0.34	3
Weighted average number of shares in millions, treasury stock excluded	1,188	1,191
Key ratios
Operating margin in %	25.1	20.7	4.4pp
Effective tax rate from continuing operations in %	29.3	31.4

*Due to the first-time application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” the term “minority interest” has been replaced with “noncontrolling interests” and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

[1]See explanatory note on page 3 of this Interim Report

ADDITIONAL FINANCIAL INFORMATION      39
CONSOLIDATED STATEMENTS OF INCOME
(U. S. GAAP; preliminary and unaudited)

	Six months ended June 30
€ millions, unless otherwise stated	2009	2008	Change in %
Software revenue	962	1,520	-37
Support revenue	2,589	2,157	20
Subscription and other software-related service revenue	144	120	20
Software and software-related service revenue	3,695	3,797	-3
Consulting revenue	1,071	1,215	-12
Training revenue	142	218	-35
Other service revenue	47	51	-8
Professional services and other service revenue	1,260	1,484	-15
Other revenue	19	37	-49
Total revenue	4,974	5,318	-6
Cost of software and software-related services	-780	-785	-1
Cost of professional services and other services	-988	-1,148	-14
Research and development	-737	-838	-12
Sales and marketing	-1,074	-1,278	-16
General and administration	-257	-321	-20
Restructuring	-165	0	N/A
Other operating income/expense, net	6	4	50
Total operating expenses	-3,995	-4,366	-8
Operating income	979	952	3
Other non-operating income/expense, net	-22	18	<-100
Financial income/expense, net	-39	-15	>100
Income from continuing operations before income taxes	918	955	-4
Income taxes	-278	-297	-6
Income from continuing operations	640	658	-3
Loss from discontinued operations, net of tax	-13	-8	63
Net income	627	650	-4
- Net income attributable to noncontrolling interests*	1	0	N/A
- Net income attributable to shareholders of SAP AG	626	650	-4
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.54	0.55	-2
EPS from continuing operations — diluted in €	0.54	0.55	-2
EPS from net income attributable to shareholders of SAP AG — basic in €	0.53	0.54	-2
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.53	0.54	-2
Weighted average number of shares in millions, treasury stock excluded	1,188	1,194
Key ratios
Operating margin in %	19.7	17.9	1.8pp
Effective tax rate from continuing operations in %	30.3	31.1

*Due to the first-time application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” the term “minority interest” has been replaced with “noncontrolling interests” and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

40      ADDITIONAL FINANCIAL INFORMATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP; preliminary and unaudited)

€ millions	June 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,717	1,277
Restricted cash	1	3
Short-term investments	725	382
Accounts receivable, net	2,442	3,128
Other assets	648	705
Deferred income taxes	223	203
Prepaid expenses/deferred charges	142	84
Current assets	6,898	5,782
Goodwill	5,026	5,009
Intangible assets, net	1,004	1,127
Property, plant, and equipment, net	1,384	1,405
Investments	89	95
Accounts receivable, net	2	2
Other assets	666	566
Deferred income taxes	179	187
Prepaid expenses/deferred charges	33	24
Noncurrent assets	8,383	8,415

Total assets	15,281	14,197

€ millions	June 30, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	491	538
Income tax obligations	260	363
Financial liabilities	2,445	2,574
Other liabilities	977	1,486
Provisions	299	214
Deferred income taxes	47	48
Deferred income	1,609	611
Current liabilities	6,128	5,834
Accounts payable	0	5
Income tax obligations	293	278
Financial liabilities	719	36
Other liabilities	98	94
Provisions	505	497
Deferred income taxes	146	157
Deferred income	51	61
Noncurrent liabilities	1,812	1,128
Total liabilities	7,940	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,341	-1,362
Additional paid-in capital	318	320
Retained earnings	7,741	7,709
Accumulated other comprehensive loss	-606	-660
Total equity attributable to shareholders of SAP AG	7,338	7,233
Noncontrolling interests*	3	2
Total equity	7,341	7,235

Total liabilities and total equity	15,281	14,197

*Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

ADDITIONAL FINANCIAL INFORMATION      41
CONSOLIDATED STATEMENTS OF CASH FLOWS
( U. S. GAAP; preliminary and unaudited )

	Six months ended June 30
€ millions	2009	2008
Net income	627	650
Net loss from discontinued operations	13	8
Income from continuing operations	640	658
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	251	271
Losses from equity investees	0	1
Losses on disposal of intangible assets and property, plant, and equipment	3	1
Gains on disposal of investments	0	-9
Writedowns of financial assets	8	0
Allowances for doubtful accounts	97	35
Impacts of hedging for cash-settled share-based payment plans	9	12
Stock-based compensation including income tax benefits	3	14
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-53	-44
Change in accounts receivable	628	225
Change in other assets	-138	-65
Change in accrued and other liabilities	-663	-626
Change in deferred income	1,048	906
Net cash provided by operating activities from continuing operations	1,833	1,371
Business combinations, net of cash and cash equivalents acquired	-49	-3,689
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-106	-171
Proceeds from disposal of intangible assets and property, plant, and equipment	13	20
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-566	-14
Sales of investments	225	504
Purchase of other financial assets	-7	-7
Sales of other financial assets	8	7
Net cash used in investing activities from continuing operations	-479	-3,251
Dividends paid	-594	-594
Purchase of treasury stock	0	-383
Proceeds from reissuance of treasury stock	10	45
Proceeds from issuance of common stock (share-based compensation)	4	8
Excess tax benefit from share-based compensation	0	8
Proceeds from private placement transaction	697	0
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-1,260
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-55
Net cash provided by financing activities from continuing operations	121	1,694
Effect of foreign exchange rates on cash and cash equivalents	-25	-3
Net cash used in operating activities from discontinued operations	-10	-8
Net change in cash and cash equivalents	1,440	-197
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,717	1,411

42      ADDITIONAL FINANCIAL INFORMATION
Reconciliations from Non - GAAP Numbers to U .S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions, unless otherwise stated	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	543	0	543	-8	535	898	0	898	-40	-40	-40
Support revenue	1,337	0	1,337	-38	1,299	1,099	52	1,151	22	16	13
Subscription and other software-related service revenue	73	0	73	-4	69	64	0	64	14	14	8
Software and software-related service revenue	1,953	0	1,953	-50	1,902	2,061	52	2,113	-5	-8	-10
Consulting revenue	517	0	517	-15	502	628	0	628	-18	-18	-20
Training revenue	70	0	70	-1	69	114	0	114	-39	-39	-39
Other service revenue	23	0	23	-1	22	26	0	26	-12	-12	-15
Professional services and other service revenue	610	0	610	-17	593	768	0	768	-21	-21	-23
Other revenue	13	0	13	-1	12	29	0	29	-55	-55	-59
Total revenue	2,576	0	2,576	-68	2,507	2,858	52	2,910	-10	-11	-14

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-399	46	-353			-418	45	-373	-5	-5
Cost of professional services and other services	-471	1	-470			-581	0	-581	-19	-19
Research and development	-373	1	-372			-421	1	-420	-11	-11
Sales and marketing	-561	19	-543			-681	20	-661	-18	-18
General and administration	-126	0	-126			-169	0	-169	-25	-25
Restructuring	-5	0	-5			0	0	0	N/A	N/A
Other operating income/expense, net	6	0	6			5	0	5	20	20
Total operating expenses	-1,929	67	-1,862	54	-1,808	-2,265	66	-2,199	-15	-15	-18

Non-GAAP Income Numbers
Operating income	647	67	714	-14	699	593	118	711	9	0	-2
Other non-operating income/expense, net	-19	0	-19			19	0	19	<-100	<-100
Financial income/expense, net	-18	0	-18			-13	0	-13	38	38
Income from continuing operations before income taxes	610	67	677			599	118	717	2	-6
Income taxes	-179	-16	-195			-188	-32	-220	-5	-11
Income from continuing operations	431	51	482			411	86	497	5	-3
Loss from discontinued operations, net of tax	-8	0	-8			-3	0	-3	>100	>100
Net income	423	51	473			408	86	494	4	-4
- Net income attributable to noncontrolling interests	1	0	1			0	0	0	N/A	N/A
- Net income attributable to shareholders of SAP AG	422	51	472			408	86	494	3	-4

Non-GAAP EPS
EPS from continuing operations — basic in €	0.36		0.41			0.34		0.42	6	-2
EPS from continuing operations — diluted in €	0.36		0.41			0.34		0.42	6	-2
EPS from net income attributable to shareholders of SAP AG- basic in €	0.36		0.40			0.34		0.41	6	-2
EPS from net income attributable to shareholders of SAP AG- diluted in €	0.35		0.40			0.34		0.41	3	-2
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,191		1,191

Non-GAAP Key Ratios
Operating margin in %	25.1		27.7		27.9	20.7		24.4	4.4pp	3.3pp	3.5pp
Effective tax rate from continuing operations in %	29.3		28.8			31.4		30.7

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

**Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanations of non-GAAP measures for details.

ADDITIONAL FINANCIAL INFORMATION      43
Reconciliations from Non — GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP numbers (including our non-GAAP at constant currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Six months ended June 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions , unless otherwise stated	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	962	0	962	-17	945	1,520	0	1,520	-37	-37	-38
Support revenue	2,589	11	2,600	-61	2,539	2,157	99	2,256	20	15	13
Subscription and other software-related service revenue	144	0	144	-7	137	120	0	120	20	20	14
Software and software -related service revenue	3,695	11	3,706	-85	3,621	3,797	99	3,896	-3	-5	-7
Consulting revenue	1,071	0	1,071	-28	1,043	1,215	0	1,215	-12	-12	-14
Training revenue	142	0	142	-2	140	218	0	218	-35	-35	-36
Other service revenue	47	0	47	-1	46	51	0	51	-8	-8	-10
Professional services and other service revenue	1,260	0	1,260	-31	1,230	1,484	0	1,484	-15	-15	-17
Other revenue	19	0	19	-1	18	37	0	37	-49	-49	-51
Total revenue	4,974	11	4,985	-117	4,869	5,318	99	5,417	-6	-8	-10

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-780	93	-687			-785	93	-692	-1	-1
Cost of professional services and other services	-988	1	-986			-1,148	0	-1,148	-14	-14
Research and development	-737	1	-735			-838	15	-823	-12	-11
Sales and marketing	-1,074	37	-1,037			-1,278	41	-1,237	-16	-16
General and administration	-257	0	-256			-321	0	-321	-20	-20
Restructuring	-165	0	-165			0	0	0	N/A	N/A
Other operating income/expense, net	6	0	6			4	0	4	50	50
Total operating expenses	-3,995	133	-3,861	98	-3,763	-4,366	149	-4,217	-8	-8	-11

Non-GAAP Income Numbers
Operating income	979	144	1,124	-19	1,106	952	248	1,200	3	-6	-8
Other non-operating income/expense, net	-22	0	-22			18	0	18	<-100	<-100
Financial income/expense, net	-39	0	-39			-15	0	-15	>100	>100
Income from continuing operations before income taxes	918	144	1,062			955	248	1,203	-4	-12
Income taxes	-278	-35	-313			-297	-64	-361	-6	-13
Income from continuing operations	640	109	749			658	184	842	-3	-11
Loss from discontinued operations, net of tax	-13	0	-13			-8	0	-8	63	63
Net income	627	109	736			650	184	834	-4	-12
- Net income attributable to noncontrolling interests	1	0	1			0	0	0	N/A	N/A
- Net income attributable to shareholders of SAP AG	626	109	735			650	184	834	-4	-12

Non-GAAP EPS
EPS from continuing operations — basic in €	0.54		0.63			0.55		0.71	-2	-11
EPS from continuing operations — diluted in €	0.54		0.63			0.55		0.71	-2	-11
EPS from net income attributable to shareholders of SAP AG- basic in €	0.53		0.62			0.54		0.70	-2	-11
EPS from net income attributable to shareholders of SAP AG- diluted in €	0.53		0.62			0.54		0.70	-2	-11
Weighted average number of shares in millions, treasury stock excluded	1,188		1,188			1,194		1,194

Non-GAAP Key Ratios
Operating margin in %	19.7		22.6		22.7	17.9		22.2	1.8pp	0.4pp	0.5pp
Effective tax rate from continuing operations in %	30.3		29.5			31.1		30.0

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

**Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanations of non-GAAP measures for details.

44      ADDITIONAL FINANCIAL INFORMATION
Reconciliations from Non — GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	543	898	-40	1,953	2,061	-5
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	0	52	-100
= Non-GAAP revenue in € millions	543	898	-40	1,953	2,113	-8
+/- Adjustment in US$ millions	213	499	-57	728	1,181	-38
= Non-GAAP revenue in US$ millions	756	1,397	-46	2,681	3,294	-19

	Six months ended June 30
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue in € millions	962	1,520	-37	3,695	3,797	-3
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue in € millions*	0	0	0	11	99	-89
= Non-GAAP revenue in € millions	962	1,520	-37	3,706	3,896	-5
+/- Adjustment in US$ millions	339	835	-59	1,256	2,102	-40
= Non-GAAP revenue in US$ millions	1,301	2,355	-45	4,962	5,998	-17

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules. See explanations of non-GAAP measures for details.

ADDITIONAL FINANCIAL INFORMATION      45
REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	Constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	266	0	266	6	272	444	0	444	-40	-40	-39
Americas	164	0	164	-9	154	306	0	306	-46	-46	-50
Asia Pacific Japan	114	0	114	-6	108	148	0	148	-23	-23	-27
Software revenue	543	0	543	-8	535	898	0	898	-40	-40	-40
Software and software-related service revenue by region***
Germany	329	0	329	0	329	353	2	355	-7	-7	-7
Rest of EMEA	701	0	701	19	720	758	20	778	-8	-10	-7
Total EMEA	1,030	0	1,030	19	1,049	1,111	22	1,133	-7	-9	-7
United States	481	0	481	-57	424	472	24	496	2	-3	-15
Rest of Americas	158	0	158	6	164	190	2	192	-17	-18	-15
Total Americas	639	0	639	-51	588	662	26	688	-3	-7	-15
Japan	107	0	107	-20	87	89	1	90	20	19	-3
Rest of Asia Pacific Japan	178	0	178	1	179	199	3	202	-11	-12	-11
Total Asia Pacific Japan	285	0	285	-20	265	288	4	292	-1	-2	-9
Software and software-related service revenue	1,953	0	1,953	-50	1,902	2,061	52	2,113	-5	-8	-10
Total revenue by region***
Germany	463	0	463	0	463	524	2	526	-12	-12	-12
Rest of EMEA	882	0	882	23	905	1,009	20	1,029	-13	-14	-12
Total EMEA	1,345	0	1,345	24	1,369	1,533	22	1,555	-12	-14	-12
United States	663	0	663	-81	582	703	24	727	-6	-9	-20
Rest of Americas	214	0	214	9	223	249	2	251	-14	-15	-11
Total Americas	877	0	877	-71	806	952	26	978	-8	-10	-18
Japan	126	0	126	-24	102	115	1	116	10	9	-12
Rest of Asia Pacific Japan	229	0	229	2	231	258	3	261	-11	-12	-11
Total Asia Pacific Japan	355	0	355	-22	333	373	4	377	-5	-6	-12
Total Revenue	2,576	0	2,576	-68	2,507	2,858	52	2,910	-10	-11	-14

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

**Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***Based on customer location.

46      ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Six months ended June 30
	2009					2008			Change in %
					Non-						Non-
					GAAP						GAAP
	U.S.		Non-	Currency	constant	U.S.		Non-	U.S.	Non-	constant
€ millions	GAAP	Adj.*	GAAP*	impact**	currency**	GAAP	Adj.*	GAAP*	GAAP	GAAP*	currency**
Software revenue by region***
EMEA	472	0	472	14	486	736	0	736	-36	-36	-34
Americas	316	0	316	-21	295	523	0	523	-40	-40	-44
Asia Pacific Japan	174	0	174	-10	164	261	0	261	-33	-33	-37
Software revenue	962	0	962	-17	945	1,520	0	1,520	-37	-37	-38
Software and software-related service revenue by region***
Germany	605	0	605	1	606	655	3	658	-8	-8	-8
Rest of EMEA	1,307	4	1,311	47	1,358	1,374	37	1,411	-5	-7	-4
Total EMEA	1,912	4	1,916	47	1,963	2,029	40	2,069	-6	-7	-5
United States	941	6	947	-117	830	885	48	933	6	2	-11
Rest of Americas	312	0	312	20	332	340	4	344	-8	-9	-3
Total Americas	1,253	6	1,259	-97	1,162	1,225	52	1,277	2	-1	-9
Japan	203	0	204	-40	164	175	2	177	16	15	-7
Rest of Asia Pacific Japan	326	0	327	6	333	368	5	373	-11	-12	-11
Total Asia Pacific Japan	530	1	530	-34	496	543	7	550	-2	-4	-10
Software and software-related service revenue	3,695	11	3,706	-85	3,621	3,797	99	3,896	-3	-5	-7
Total revenue by region***
Germany	895	0	896	0	896	977	3	980	-8	-9	-9
Rest of EMEA	1,673	4	1,676	62	1,738	1,846	37	1,883	-9	-11	-8
Total EMEA	2,568	4	2,572	62	2,634	2,823	40	2,863	-9	-10	-8
United States	1,313	6	1,319	-166	1,153	1,338	48	1,386	-2	-5	-17
Rest of Americas	425	0	425	28	453	451	4	455	-6	-7	0
Total Americas	1,738	6	1,744	-138	1,606	1,789	52	1,841	-3	-5	-13
Japan	246	0	246	-49	197	227	2	229	8	7	-14
Rest of Asia Pacific Japan	422	0	423	9	432	479	5	484	-12	-13	-11
Total Asia Pacific Japan	668	1	669	-40	629	706	7	713	-5	-6	-12
Total Revenue	4,974	11	4,985	-117	4,869	5,318	99	5,417	-6	-8	-10

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

**Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period.

***Based on customer location.

ADDITIONAL FINANCIAL INFORMATION      47

SHARE-BASED COMPENSATION
(U.S. GAAP; preliminary and unaudited)

	Six months ended June 30
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	2	4	-50
Cost of professional services and other services	4	10	-60
Research and development	7	15	-53
Sales and marketing	4	15	-73
General and administration	3	8	-63
Total share-based compensation	20	52	-62

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
FREE CASH FLOW
Preliminary and unaudited

	Six months ended June 30
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	1,833	1,371	34
Purchase of long-lived assets excluding additions from business combinations	-106	-171	-38
Free cash flow	1,727	1,200	44
DAYS SALES OUTSTANDING
Preliminary and unaudited

	June 30, 2009	December 31, 2008	Change in days
Days sales outstanding	77	71	6
HEAD COUNT
Preliminary and unaudited

in full-time equivalents - from continuing
operations	June 30, 2009	December 31, 2008	June 30, 2008
Headcount by Region
Germany	15,286	15,582	15,303
Rest of EMEA	10,639	11,243	11,235
Total EMEA	25,925	26,825	26,538
United States	8,257	9,214	9,293
Rest of Americas	3,887	4,243	4,491
Total Americas	12,144	13,457	13,784
Japan	1,230	1,413	1,477
Rest of Asia Pacific Japan	9,262	9,841	9,648
Total Asia Pacific Japan	10,492	11,254	11,125
Total	48,561	51,536	51,447
Headcount by Functional Area
Software and software-related services	6,311	6,458	6,517
Professional services and other services	12,871	14,051	14,057
Research and development	15,062	15,547	15,148
Sales and marketing	9,728	10,701	10,794
General and administration	3,113	3,244	3,367
Infrastructure	1,476	1,535	1,564
Total	48,561	51,536	51,447

48      ADDITIONAL FINANCIAL INFORMATION

MULTI QUARTER SUMMARY
(U.S. GAAP and Non — GAAP; preliminary and unaudited)

€ millions, unless otherwise stated	Q2/2009	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	543	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0	0
Software revenue (Non-GAAP)	543	418	1,323	763	898	622
Support revenue (U.S. GAAP)	1,337	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	0	11	26	41	52	47
Support revenue (Non-GAAP)	1,337	1,263	1,295	1,208	1,151	1,105
Subscription and other software-related service revenue (U.S. GAAP)	73	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	73	71	74	64	64	56
Software and software-related service revenue (U.S. GAAP)	1,953	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	0	11	26	41	52	47
Software and software-related service revenue (Non-GAAP)	1,953	1,752	2,692	2,035	2,113	1,783
Total revenue (U.S. GAAP)	2,576	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	0	11	26	41	52	47
Total revenue (Non-GAAP)	2,576	2,408	3,514	2,802	2,910	2,507
Operating income (U.S. GAAP)	647	332	1,276	614	593	359
Revenue adjustment*	0	11	26	41	52	47
Expense adjustment*	67	66	72	76	66	83
Operating income (Non-GAAP)	714	409	1,374	731	711	489
Operating margin (U.S. GAAP)	25.1%	13.9%	36.6%	22.2%	20.7%	14.6%
Operating margin (Non-GAAP)	27.7%	17.0%	39.1%	26.1%	24.4%	19.5%
Effective tax rate from continuing operations (Non-GAAP)	28.8%	30.6%	28.3%	30.9%	30.7%	29.0%
EPS from continuing operations — basic in € (U.S. GAAP)	0.36	0.18	0.72	0.35	0.34	0.21
EPS from continuing operations — diluted in € (U.S. GAAP)	0.36	0.18	0.73	0.34	0.34	0.21
EPS from continuing operations — basic in € (Non-GAAP)	0.41	0.22	0.78	0.41	0.42	0.29
EPS from continuing operations — diluted in € (Non-GAAP)	0.41	0.22	0.78	0.41	0.42	0.29
Headcount**	48,561	49,916	51,536	51,863	51,447	51,274

*Adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanations of non-GAAP measures for details.

**In full-time equivalents — from continuing operations.

ADDITIONAL FINANCIAL INFORMATION      49
EXPLANATIONS OF NON-GAAP AND NON-IFRS MEASURES
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue, and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP or IFRS and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS. The section above called “U.S. GAAP and Non-GAAP Financial Data (Condensed and Unaudited)” reconciles our non-GAAP financial measures to the corresponding U.S. GAAP measures. On pages 50 ff. of this Interim Report we show the reconciliation from these U.S. GAAP measures to the corresponding IFRS measures.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic, and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP or IFRS — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation, and external communication. Specifically,
▪	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic, and operating decisions.

▪	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, cash flow conversion ratio, and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and changed if necessary.

▪	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

▪	Both company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision making since management uses these non-GAAP measures to run our business and make financial, strategic, and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP Revenue
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP and IFRS numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a standalone entity but which are not permitted to be reflected as revenues under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP and IFRS, we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP and IFRS support revenues, our U.S. GAAP and IFRS software and software-related service revenues, and our U.S. GAAP and IFRS total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing

50      ADDITIONAL FINANCIAL INFORMATION
performance. The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP Operating Expense
We exclude acquisition-related charges, which are defined as follows:
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

▪	Expense from purchased in-process research and development;

▪	Restructuring expenses and settlements of preexisting relationships as far as incurred in connection with a business combinations; and

▪	Acquisition-related third-party costs (since the mandatory adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs. The previous version of SFAS 141 and IFRS 3 required capitalization.
Non-GAAP Operating Income, Non-GAAP Operating Margin, Non-GAAP Net Income, and Non-GAAP Earnings per Share
Operating income, operating margin, net income, and earnings per share in this document identified as non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP earnings per share have been adjusted from the respective operating income, operating margin, net income, and earnings per share numbers as recorded under U.S. GAAP and IFRS (for IFRS it is in addition to the differences between U.S. GAAP and IFRS) by adjusting for the above-mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company, we exclude these expenses when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period to period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analysed in conjunction with the corresponding U.S. GAAP or IFRS measures, the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
—	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

—	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

—	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

—	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

—	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value

ADDITIONAL FINANCIAL INFORMATION      51
accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding IFRS or U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP or IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP or IFRS.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP or IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP or IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
U.S. Dollar-Based Non-GAAP Revenue Measures
Substantially, all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates. Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency were the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the United States with the U.S. Securities and Exchange Commission is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP and IFRS revenues

52      ADDITIONAL FINANCIAL INFORMATION
by the same support revenue fair value adjustment as our non-GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP and IFRS revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS and reported in euros.
Explanations of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give our investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled “Significant differences between IFRS and U.S. GAAP and their effect on SAP’s financial statements for the first half of 2009” shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the explanations of Non-GAAP measures above.
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
▪	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition

▪	Excluding acquisition-related charges
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
▪	For acquisitions taking place up to the end of 2008, U.S. GAAP required that certain acquisition-related restructuring costs were accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

▪	For acquisitions taking place up to the end of 2008, purchased in-process research and development was charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
After the application of SFAS 141R and the revision to IFRS 3, the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences in acquisition-related restructuring costs and purchased in-process research and development going forward.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the

ADDITIONAL FINANCIAL INFORMATION      53
results from our discontinued TomorrowNow operations. Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

54      ADDITIONAL FINANCIAL INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP AND THEIR EFFECT ON SAP’S FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2009
SAP prepares financial statements in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP) and the International Financial Reporting Standards (IFRS). In our financial statements, we have exercised discretions available to issuers in ways that maximize the consistency between our U.S. GAAP and IFRS numbers and avoid many of the differences between the two sets of standards. For example, our revenue recognition was nearly the same under U.S. GAAP and IFRS with only a slightly different revenue figure in 2008, which was the result of the different disclosure requirements for our discontinued operation TomorrowNow.
However, some requirements for reporting under U.S. GAAP and IFRS are irreconcilably different, leading to unavoidable differences in numbers or presentation. The aspects where we were unable to avoid differences are:
Acquisition-Related Restructuring Expenses
For acquisitions taking place up to the end of 2008, U.S. GAAP required, in certain circumstances, that restructuring expenses incurred in connection with a business combination were shown as an assumed liability and therefore did normally not affect income. However, this restructuring expense must be shown as a current expense under IFRS. In the first half of 2009, our restructuring expenses (including, among others, adjustments to the carrying amounts of fixed assets) resulted in €7 million more operating expense under IFRS than under U.S. GAAP (H1 2008: €15 million). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Restructuring Expenses
Under both IFRS and U.S. GAAP we recognized provisions for the planned reduction of workforce of 3,000 positions. In certain scenarios, restructuring obligations including provisions for severance payments and for unused lease space are recognized earlier under IFRS than under U.S. GAAP. As a result of this difference, we included a higher expense of €12 million in our IFRS financial statements for the first half of 2009 (H1 2008: €0 million).
Acquired In-Process Research and Development
For acquisitions taking place up to the end of 2008, under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. In the first half of 2009, this resulted in €1 million higher operating expenses under IFRS than under U.S. GAAP (H1 2008: €11 million less operating expenses under IFRS). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued Operations
Our U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow was not a material operation. However, this did not result in differences in revenues between U.S. GAAP and IFRS in the first half of 2009, as the operations of TomorrowNow were wound down in the fourth quarter of 2008. In the first half of 2008, this led to our only difference between our disclosures of revenue under U.S. GAAP and IFRS: whereas we included TomorrowNow revenue of €7 million in our IFRS income statement for the first half of 2008, we disclosed it as income from discontinued operations in our corresponding U.S. GAAP income statement. Similarly, in our U.S. GAAP income statement we do not include €16 million (H1 2008: €21 million) expenses relating to discontinued operations as operating expenses but as income from discontinued operations. Consequently, these expenses affect our IFRS operating profit but not our U.S. GAAP operating income.
Provisions for Litigation Costs
Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is probable we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation. As a result of this difference, we include a lower expense of €5 million in our IFRS financial statements for the first half of 2009 (H1 2008: higher expenses under IFRS of €27 million).
Deferred Taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

ADDITIONAL FINANCIAL INFORMATION      55
RECONCILIATION OF KEY FINANCIALS OF THE CONSOLIDATED STATEMENTS OF INCOME
SECOND QUARTER ENDED JUNE 30 (IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	543	0	543	898	0	898	-40	-40
Support revenue	1,337	0	1,337	1,101	-2	1,099	21	22
Subscription and other software-related service revenue	73	0	73	65	-1	64	12	14
Software and software-related service revenue	1,953	0	1,953	2,064	-3	2,061	-5	-5
Consulting revenue	517	0	517	627	1	628	-18	-18
Training revenue	70	0	70	115	-1	114	-39	-39
Other service revenue	23	0	23	26	0	26	-12	-12
Professional services and other service revenue	610	0	610	768	0	768	-21	-21
Other revenue	13	0	13	29	0	29	-55	-55
Total revenue	2,576	0	2,576	2,861	-3	2,858	-10	-10
Cost of software and software-related services	-400	1	-399	-455	37	-418	-12	-5
Cost of professional services and other services	-467	-4	-471	-582	1	-581	-20	-19
Research and development	-373	0	-373	-421	0	-421	-11	-11
Sales and marketing	-561	0	-561	-682	1	-681	-18	-18
General and administration	-123	-3	-126	-169	0	-169	-27	-25
Restructuring	-17	12	-5	-7	7	0	> 100	N/A
Other operating income/expense, net	6	0	6	4	1	5	50	20
Total operating expenses	-1,935	6	-1,929	-2,312	47	-2,265	-16	-15
Operating income	641	6	647	549	44	593	17	9
Other non-operating income/expense, net	-22	3	-19	19	0	19	< -100	< -100
Financial income/expense, net	-23	5	-18	-13	0	-13	77	38
Income from continuing operations before income taxes	596	14	610	555	44	599	7	2
Income taxes	-170	-9	-179	-173	-15	-188	-2	-5
Income from continuing operations	426	5	431	382	29	411	12	5
Loss from discontinued operations, net of tax	0	-8	-8	0	-3	-3	0	> 100
Net income	426	-3	423	382	26	408	12	4
- profit attributable to noncontrolling interests	1	0	1	0	0	0	N/A	N/A
- profit attributable to shareholders of SAP AG	425	-3	422	382	26	408	11	3
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.36		0.36	0.32		0.34	13	6
EPS from continuing operations — diluted in €	0.36		0.36	0.32		0.34	13	6
EPS attributable to shareholders of SAP AG — basic in €	0.36		0.36	0.32		0.34	13	6
EPS attributable to shareholders of SAP AG — diluted in €	0.36		0.35	0.32		0.34	13	3
Weighted average number of shares in millions — basic	1,188		1,188	1,191		1,191
Weighted average number of shares in millions — diluted	1,189		1,189	1,192		1,192
Key ratios
Operating margin in %	24.9		25.1	19.2		20.7	5.7pp	4.4pp
Effective tax rate from continuing operations in %	28.5		29.3	31.2		31.4

56      ADDITIONAL FINANCIAL INFORMATION
RECONCILIATION OF KEY FINANCIALS OF THE CONSOLIDATED STATEMENTS OF INCOME
SIX MONTHS ENDED JUNE 30
(IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue	962	0	962	1,520	0	1,520	-37	-37
Support revenue	2,589	0	2,589	2,164	-7	2,157	20	20
Subscription and other software-related service revenue	144	0	144	120	0	120	20	20
Software and software-related service revenue	3,695	0	3,695	3,804	-7	3,797	-3	-3
Consulting revenue	1,071	0	1,071	1,215	0	1,215	-12	-12
Training revenue	142	0	142	218	0	218	-35	-35
Other service revenue	47	0	47	51	0	51	-8	-8
Professional services and other service revenue	1,260	0	1,260	1,484	0	1,484	-15	-15
Other revenue	19	0	19	36	1	37	-47	-49
Total revenue	4,974	0	4,974	5,324	-7	5,318	-7	-6
Cost of software and software-related services	-786	6	-780	-831	46	-785	-5	-1
Cost of professional services and other services	-989	1	-988	-1,150	2	-1,148	-14	-14
Research and development	-738	1	-737	-826	-12	-838	-11	-12
Sales and marketing	-1,074	0	-1,074	-1,280	2	-1,278	-16	-16
General and administration	-262	5	-257	-321	0	-321	-18	-20
Restructuring	-183	18	-165	-12	12	0	> 100	N/A
Other operating income/expense, net	6	0	6	4	0	4	50	50
Total operating expenses	-4,026	32	-3,995	-4,416	50	-4,366	-9	-8
Operating income	948	32	979	908	44	952	4	3
Other non-operating income/expense, net	-23	1	-22	18	0	18	< -100	< -100
Financial income/expense, net	-42	3	-39	-15	0	-15	> 100	> 100
Income from continuing operations before income taxes	883	35	918	911	44	955	-3	-4
Income taxes	-261	-17	-278	-281	-16	-297	-7	-6
Income from continuing operations	622	18	640	630	28	658	-1	-3
Loss from discontinued operations, net of tax	0	-13	-13	0	-8	-8	0	63
Net income	622	5	627	630	20	650	-1	-4
- profit attributable to noncontrolling interests	1	0	1	0	0	0	N/A	N/A
- profit attributable to shareholders of SAP AG	621	5	626	630	20	650	-1	-4
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.52		0.54	0.53		0.55	-2	-2
EPS from continuing operations — diluted in €	0.52		0.54	0.53		0.55	-2	-2
EPS attributable to shareholders of SAP AG — basic in €	0.52		0.53	0.53		0.54	-2	-2
EPS attributable to shareholders of SAP AG — diluted in €	0.52		0.53	0.53		0.54	-2	-2
Weighted average number of shares in millions — basic	1,188		1,188	1,194		1,194
Weighted average number of shares in millions — diluted	1,189		1,189	1,194		1,194
Key ratios
Operating margin in %	19.1		19.7	17.1		17.9	2.0pp	1.8pp
Effective tax rate from continuing operations in %	29.6		30.3	30.8		31.1

ADDITIONAL FINANCIAL INFORMATION      57
REVENUE BY REGION SECOND QUARTER ENDED JUNE 30
(IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue by region*
EMEA	266	0	266	444	0	444	-40	-40
Americas	164	0	164	305	1	306	-46	-46
Asia Pacific Japan	114	0	114	149	-1	148	-23	-23
Software revenue	543	0	543	898	0	898	-40	-40
Software and software-related service revenue by region*
Germany	329	0	329	353	0	353	-7	-7
Rest of EMEA	701	0	701	759	-1	758	-8	-8
Total EMEA	1,030	0	1,030	1,112	-1	1,111	-7	-7
United States	481	0	481	474	-2	472	1	2
Rest of Americas	158	0	158	190	0	190	-17	-17
Total Americas	639	0	639	664	-2	662	-4	-3
Japan	107	0	107	89	0	89	20	20
Rest of Asia Pacific Japan	178	0	178	199	0	199	-11	-11
Total Asia Pacific Japan	285	0	285	288	0	288	-1	-1
Software and software-related service revenue	1,953	0	1,953	2,064	-3	2,061	-5	-5
Total revenue by region*
Germany	463	0	463	524	0	524	-12	-12
Rest of EMEA	882	0	882	1,009	0	1,009	-13	-13
Total EMEA	1,345	0	1,345	1,533	0	1,533	-12	-12
United States	663	0	663	706	-3	703	-6	-6
Rest of Americas	214	0	214	249	0	249	-14	-14
Total Americas	877	0	877	955	-3	952	-8	-8
Japan	126	0	126	115	0	115	10	10
Rest of Asia Pacific Japan	229	0	229	258	0	258	-11	-11
Total Asia Pacific Japan	355	0	355	373	0	373	-5	-5
Total revenue	2,576	0	2,576	2,861	-3	2,858	-10	-10

*based on customer location

58      ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION SIX MONTHS ENDED JUNE 30
(IFRS and U.S. GAAP)

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue by region*
EMEA	472	0	472	736	0	736	-36	-36
Americas	316	0	316	523	0	523	-40	-40
Asia Pacific Japan	174	0	174	261	0	261	-33	-33
Software revenue	962	0	962	1,520	0	1,520	-37	-37
Software and software-related service revenue by region*
Germany	605	0	605	655	0	655	-8	-8
Rest of EMEA	1,307	0	1,307	1,375	-1	1,374	-5	-5
Total EMEA	1,912	0	1,912	2,030	-1	2,029	-6	-6
United States	941	0	941	890	-5	885	6	6
Rest of Americas	312	0	312	341	-1	340	-9	-8
Total Americas	1,253	0	1,253	1,231	-6	1,225	2	2
Japan	203	0	203	174	1	175	17	16
Rest of Asia Pacific Japan	326	0	326	369	-1	368	-12	-11
Total Asia Pacific Japan	530	0	530	543	0	543	-2	-2
Software and software-related service revenue	3,695	0	3,695	3,804	-7	3,797	-3	-3
Total revenue by region*
Germany	895	0	895	977	0	977	-8	-8
Rest of EMEA	1,673	0	1,673	1,847	-1	1,846	-9	-9
Total EMEA	2,568	0	2,568	2,824	-1	2,823	-9	-9
United States	1,313	0	1,313	1,344	-6	1,338	-2	-2
Rest of Americas	425	0	425	451	0	451	-6	-6
Total Americas	1,738	0	1,738	1,795	-6	1,789	-3	-3
Japan	246	0	246	227	0	227	8	8
Rest of Asia Pacific Japan	422	0	422	478	1	479	-12	-12
Total Asia Pacific Japan	668	0	668	706	0	706	-5	-5
Total revenue	4,974	0	4,974	5,324	-6	5,318	-7	-6

*based on customer location

ADDITIONAL FINANCIAL INFORMATION      59
RECONCILIATION FROM U.S. GAAP AND NON-GAAP TO IFRS AND NON-IFRS NUMBERS
SECOND QUARTER ENDED JUNE 30

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	U.S. GAAP	Diff.	IFRS	U.S. GAAP	Diff.	IFRS	U.S. GAAP	IFRS
Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software-related service revenue	1,953	0	1,953	2,061	3	2,064	-5	-5
Discontinued operations	0	0	0	0	-3	-3
Deferred revenue write-down	0	0	0	52	0	52
Non-GAAP / Non-IFRS software and software-related service revenue	1,953	0	1,953	2,113	0	2,113	-8	-8
U.S. GAAP / IFRS total revenue	2,576	0	2,576	2,858	3	2,861	-10	-10
Discontinued operations	0	0	0	0	-3	-3
Deferred revenue write-down	0	0	0	52	0	52
Non-GAAP / Non-IFRS total revenue	2,576	0	2,576	2,910	0	2,909	-11	-11

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	647	-6	641	593	-44	549	9	17
Discontinued operations	0	0	0	0	28	28
Deferred revenue write-down	0	0	0	52	0	52
Acquisition-related charges	67	2	69	66	9	75
Non-GAAP / Non-IFRS operating income	714	-5	709	711	-8	703	0	1

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	25.1		24.9	20.7		19.2	4.4pp	5.7pp
Non-GAAP / Non-IFRS operating margin in %	27.7		27.5	24.4		24.2	3.3pp	3.3pp

60      ADDITIONAL FINANCIAL INFORMATION
RECONCILIATION FROM U.S. GAAP AND NON-GAAP TO IFRS AND NON-IFRS NUMBERS
SIX MONTHS ENDED JUNE 30

	2009			2008			Change in %
		IFRS vs.			IFRS vs.
		U.S. GAAP			U.S. GAAP
€ millions, unless otherwise stated	U.S. GAAP	Diff.	IFRS	U.S. GAAP	Diff.	IFRS	U.S. GAAP	IFRS
Non-GAAP / Non-IFRS Revenue
U.S. GAAP / IFRS software and software-related service revenue	3,695	0	3,695	3,797	7	3,804	-3	-3
Discontinued operations	0	0	0	0	-7	-7
Deferred revenue write-down	11	0	11	99	0	99
Non-GAAP / Non-IFRS software and software-related service revenue	3,706	0	3,706	3,896	0	3,896	-5	-5
U.S. GAAP / IFRS total revenue	4,974	0	4,974	5,318	7	5,324	-6	-7
Discontinued operations	0	0	0	0	-7	-7
Deferred revenue write-down	11	0	11	99	0	99
Non-GAAP / Non-IFRS total revenue	4,985	0	4,985	5,417	0	5,416	-8	-8

Non-GAAP / Non-IFRS Operating Income
U.S. GAAP / IFRS operating income	979	-32	948	952	-44	908	3	4
Discontinued operations	0	6	6	0	33	33
Deferred revenue write-down	11	0	11	99	0	99
Acquisition-related charges	133	8	141	149	5	154
Non-GAAP / Non-IFRS operating income	1,124	-18	1,106	1,200	-6	1,194	-6	-7

Non-GAAP / Non-IFRS Operating Margin
U.S. GAAP / IFRS operating margin in %	19.7		19.1	17.9		17.1	1.8pp	2.0pp
Non-GAAP / Non-IFRS operating margin in %	22.6		22.2	22.2		22.1	0.4pp	0.1pp

Additional Information      61
ADDITIONAL INFORMATION
FINANCIAL CALENDAR
October 28, 2009
Third quarter 2009,
preliminary earnings release, telephone conference
January 27, 2010
Fourth quarter and full year 2009,
preliminary earnings release, analyst conference
April 28, 2010
First quarter 2010,
preliminary earnings release, telephone conference
June 8, 2010
Annual General Meeting of Shareholders,
Mannheim, Germany
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62      Additional Information
ADDRESSES
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